MEMORANDUM OF CHANGES
                 VAN KAMPEN EQUITY OPPORTUNITY TRUST, SERIES 106

         The Prospectus filed with Amendment No. 1 of the Registration Statement on Form S-6 has been revised to reflect information regarding the deposit of Van Kampen Equity Opportunity Trust, Series 106 on July 21, 1998. An effort has been made to set forth below each of the major changes and also to reflect the same by blacklining the marked counterparts of the Prospectus submitted with the Amendment.

         Cover Page.  The date of the Prospectus has been completed.

         Pages 2-3.   "The Summary of Essential Financial Information" section
                      and "Fee Table" have been completed.

         Pages 4-10.  Revisions have been made and the portfolios have been completed.

         Pages 10-19. The descriptions of the Securities issuers have been completed.

         Pages 20-21. The Report of Independent Certified Public

Accountants and Statements of Condition have been completed.

                                                              FILE NO. 333-58745
                                                                    CIK #1025252


                       SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549-1004


                                 Amendment No. 1
                                       to
                                    Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.


A.  Exact Name of Trust:  VAN KAMPEN EQUITY OPPORTUNITY TRUST, SERIES 106
                          (formerly known as Van Kampen American Capital Equity Opportunity Trust, Series 106)

B.  Name of Depositor:    VAN KAMPEN FUNDS INC.

C. Complete address of Depositor's principal executive offices:

   One Parkview Plaza
   Oakbrook Terrace, Illinois 60181

D. Name and complete address of agents for service:

   CHAPMAN AND CUTLER                  VAN KAMPEN FUNDS INC.
   Attention:  Mark J. Kneedy          Attention:  Don G. Powell, Chairman
   111 West Monroe Street              One Parkview Plaza
   Chicago, Illinois  60603            Oakbrook Terrace, Illinois  60181

E. Title of securities being registered:  Units of proportionate interest

F. Approximate date of proposed sale to the public:

            AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE
                         REGISTRATION STATEMENT

/ X /      Check box if it is proposed that this filing will become effective
----       at 2:00 p.m. on July 21, 1998 pursuant to Rule 487.

                       VAN KAMPEN EQUITY OPPORTUNITY TRUST
                                   SERIES 106

                              CROSS REFERENCE SHEET

                     PURSUANT TO RULE 404(C) OF REGULATION C
                        UNDER THE SECURITIES ACT OF 1933
                   (FORM N-8B-2 ITEMS REQUIRED BY INSTRUCTION
                         1 AS TO PROSPECTUS ON FORM S-6)

                              FORM N-8B-2 FORM S-6
                       ITEM NUMBER HEADING IN PROSPECTUS

I. ORGANIZATION AND GENERAL INFORMATION

 1.     (a)  Name of trust                                      )      Prospectus Front Cover Page

        (b)  Title of securities issued                         )      Prospectus Front Cover Page

 2.     Name and address of Depositor                           )      Summary of Essential Financial
                                                                )        Information
                                                                )      Trust Administration

 3.     Name and address of Trustee                             )      Summary of Essential Financial
                                                                )        Information
                                                                )      Trust Administration

 4.     Name and address of principal                           )      *
          underwriter

 5.     Organization of trust                                   )      The Trusts

 6.     Execution and termination of                            )      The Trusts
          Trust Indenture and Agreement                         )      Trust Administration

 7.     Changes of Name                                         )      *

 8.     Fiscal year                                             )      *

 9.     Material Litigation                                     )      *

II. GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

10.     General information regarding                           )      The Trusts
          trust's securities and                                )      Taxation
          rights of security holders                            )      Public Offering
                                                                )      Rights of Unitholders
                                                                )      Trust Administration

11.     Type of securities comprising                           )      Prospectus Front Cover Page
          units                                                 )      The Trusts
                                                                )      Portfolios

12.     Certain information regarding                           )      *
          periodic payment certificates                         )

13.     (a)  Loan, fees, charges and expenses                   )      Prospectus Front Cover Page
                                                                )      Summary of Essential Financial
                                                                )        Information
                                                                )      Trust Operating Expenses
                                                                )      Public Offering
                                                                )      Rights of Unitholders

        (b)  Certain information regarding                      )
               periodic payment plan                            )      *
               certificates                                     )

        (c)  Certain percentages                                )      Prospectus Front Cover Page
                                                                )      Summary of Essential Financial
                                                                )       Information
                                                                )      Public Offering
                                                                )      Rights of Unitholders

        (d)  Certain other fees, expenses or                    )      Trust Operating Expenses
               charges payable by holders                       )      Rights of Unitholders

        (e)  Certain profits to be received                     )      Public Offering
               by depositor, principal                          )      Portfolios
               underwriter, trustee or any                      )
               affiliated persons                               )

        (f)  Ratio of annual charges                            )      *
               to income                                        )

14.     Issuance of trust's securities                          )      Rights of Unitholders

15.     Receipt and handling of payments                        )      *
          from purchasers                                       )

16.     Acquisition and disposition of                          )      The Trusts
          underlying securities                                 )      Rights of Unitholders
                                                                )      Trust Administration

17.     Withdrawal or redemption                                )      Rights of Unitholders
                                                                )      Trust Administration
18.     (a)  Receipt and disposition                            )      Prospectus Front Cover Page
               of income                                        )      Rights of Unitholders

        (b)  Reinvestment of distributions                      )      *

        (c)  Reserves or special Trusts                         )      Trust Operating Expenses
                                                                )      Rights of Unitholders
        (d)  Schedule of distributions                          )      *

19.     Records, accounts and reports                           )      Rights of Unitholders
                                                                )      Trust Administration

20.     Certain miscellaneous provisions                        )      Trust Administration
          of Trust Agreement                                    )

21.     Loans to security holders                               )      *

22. Limitations on liability )
                                                                )      Trust Administration
23.     Bonding arrangements                                    )      *

24.     Other material provisions of                            )      *
        Trust Indenture Agreement                               )

III. ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

25.     Organization of Depositor                               )      Trust Administration

26.     Fees received by Depositor                              )      *

27.     Business of Depositor                                   )      Trust Administration

28.     Certain information as to                               )      *
          officials and affiliated                              )
          persons of Depositor                                  )

29.     Companies owning securities                             )      *
          of Depositor                                          )
30.     Controlling persons of Depositor                        )      *

31.     Compensation of Officers of                             )      *
          Depositor                                             )

32.     Compensation of Directors                               )      *

33.     Compensation to Employees                               )      *

34.     Compensation to other persons                           )      *

IV. DISTRIBUTION AND REDEMPTION OF SECURITIES

35.     Distribution of trust's securities                      )      Public Offering
          by states                                             )

36.     Suspension of sales of trust's                          )      *
          securities                                            )
37.     Revocation of authority to                              )      *
          distribute                                            )

38.     (a)  Method of distribution                             )
                                                                )
        (b)  Underwriting agreements                            )      Public Offering
                                                                )
        (c)  Selling agreements                                 )

39.     (a)  Organization of principal                          )      *
               underwriter                                      )

        (b)  N.A.S.D. membership by                             )      *
               principal underwriter                            )

40.     Certain fees received by                                )      *
          principal underwriter                                 )

41.     (a)  Business of principal                              )      Trust Administration
               underwriter                                      )

        (b)  Branch offices or principal                        )      *
               underwriter                                      )

        (c)  Salesmen or principal                              )      *
               underwriter                                      )

42.     Ownership of securities of                              )      *
          the trust                                             )

43.     Certain brokerage commissions                           )      *
          received by principal underwriter                     )

44.     (a)  Method of valuation                                )      Prospectus Front Cover Page
                                                                )      Summary of Essential Financial
                                                                )        Information
                                                                )      Trust Operating Expenses
                                                                )      Public Offering
        (b)  Schedule as to offering                            )
               price                                            )

        (c)  Variation in offering price                        )      *
               to certain persons                               )

46.     (a)  Redemption valuation                               )      Rights of Unitholders
                                                                )      Trust Administration
        (b)  Schedule as to redemption                          )      *
               price                                            )

47.     Purchase and sale of interests                          )      Public Offering
          in underlying securities                              )      Trust Administration

V. INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48.     Organization and regulation of                          )      Trust Administration
          Trustee                                               )

49.     Fees and expenses of Trustee                            )      Summary of Essential Financial
                                                                )        Information
                                                                )      Trust Operating Expenses

50.     Trustee's lien                                          )      Trust Operating Expenses

VI. INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES

51.     Insurance of holders of trust's                         )      Cover Page
          securities                                            )      Trust Operating Expenses

52.     (a)  Provisions of trust agreement                      )
               with respect to replacement                      )      Trust Administration
               or elimination portfolio                         )
               securities                                       )

        (b)  Transactions involving                             )
               elimination of underlying                        )      *
               securities                                       )

        (c)  Policy regarding substitution                      )
               or elimination of underlying                     )      Trust Administration
               securities                                       )

        (d)  Trustamental policy not                            )      *
               otherwise covered                                )

53.     Tax Status of trust                                     )      Taxation

VII. FINANCIAL AND STATISTICAL INFORMATION

54.     Trust's securities during                               )      *
          last ten years                                        )

55.                                                             )
56.     Certain information regarding                           )      *
57.       periodic payment certificates                         )
58.                                                             )

59.     Financial statements (Instructions                      )      Report of Independent Certified
          1(c) to Form S-6)                                     )        Public Accountants
                                                                )      Statements of Condition

----------------------------------------------
* Inapplicable, omitted, answer negative or not required

                                   Van Kampen


Van Kampen Equity Opportunity Trust, Series 106


Global Energy Trust, Series 6
Banking Trust, Series 3
Morgan Stanley High-Technology 35 Indexsm Trust, Series 3

--------------------------------------------------------------------------------

   Van Kampen Equity Opportunity Trust, Series 106 includes the unit investment trusts described above (the "Trusts"). Each Trust seeks to increase the value of your investment by investing in a portfolio of common stocks of companies diversified within a single industry. Of course, we cannot guarantee that a Trust will achieve its objective.

    The Units are not deposits or obligations of any bank or government agency and are not guaranteed.


                                  July 21, 1998


       You should read this prospectus and retain it for future reference.

--------------------------------------------------------------------------------

    The Securities and Exchange Commission has not approved or disapproved of the Units or passed upon the adequacy or accuracy of this prospectus. Any contrary representation is a criminal offense.


                   Summary of Essential Financial Information
                                  July 21, 1998
Public Offering Price                                      General Information
Aggregate value of Securities per Unit (1)  $      9.900   Initial Date of Deposit                         July 21, 1998
Sales charge                                       0.325   Mandatory Termination Date                      July 21, 2000
   Less deferred sales charge                      0.225   Record Dates                          June 10 and December 10
Public offering price per Unit (2)          $     10.000   Distribution Dates                    June 25 and December 25


                                                                        Global Energy        Banking       High-Tech 35
                                                                            Trust             Trust         Index Trust
                                                                        -------------     -------------    -------------
Trust Information
Initial number of Units (3)                                                    14,767            15,029           15,076
Aggregate value of Securities (1)                                      $      146,190     $     148,782   $      149,246
Estimated initial distribution per Unit (4)                            $          .07     $         .07   $          .01
Estimated annual dividends per Unit (4)                                $       .17916     $      .20324   $       .01909
Redemption price per Unit (5)                                          $         9.67     $        9.64   $         9.67


--------------------------------------------------------------------------------
(1)Each Security is valued at the last closing sale price on its principal trading exchange or at the last asked price if not listed. You will bear all or a portion of the expenses incurred in organizing and offering your Trust. The Public Offering Price includes the estimated amount of these costs. The Trustee will deduct these expenses from your Trust at the end of the initial offering period (approximately three months). The estimated amount for each Trust is described on the next page.
(2)The Public Offering Price will include any accumulated dividends or cash in the Income or Capital Accounts of a Trust.
(3)At the Evaluation Time on the Initial Date of Deposit, the number of Units may be adjusted so that the Public Offering Price per Unit equals $10. The number of Units and fractional interest of each Unit in a Trust will increase or decrease to the extent of any adjustment.
(4)This estimate is based on the most recently declared quarterly dividends or interim and final dividends accounting for any foreign withholding taxes. Actual dividends may vary due to a variety of factors. See "Risk Factors". The initial distribution is expected to occur in December 1998 for the Global Energy and Banking Trusts and in June 1999 for the High-Tech 35 Index Trust.
(5)The redemption price is reduced by any remaining deferred sales charge. See "Rights of Unitholders--Redemption of Units". The redemption price includes the estimated organizational and offering costs. The redemption price will not included these costs after the initial offering period.


                                    Fee Table

                                                                        Global Energy        Banking       High-Tech 35
                                                                            Trust             Trust         Index Trust
                                                                        -------------     -------------    -------------
 Transaction Fees (as % of offering price)
Initial sales charge (1)                                                        1.00%             1.00%            1.00%
Deferred sales charge (2)                                                       2.25%             2.25%            2.25%
                                                                        -------------     -------------    -------------
Maximum sales charge                                                            3.25%             3.25%            3.25%
                                                                        =============     =============    =============
Maximum sales charge on reinvested dividends                                    2.25%             2.25%            2.25%
                                                                        =============     =============    =============

Estimated Organizational Costs per Unit (3)                            $      0.03570     $     0.01889   $      0.01639
                                                                        =============     =============    =============

Estimated Annual Expenses per Unit
Trustee's fee and operating expenses                                   $      0.01454     $     0.01205   $      0.01155
Supervisory and evaluation fees                                        $      0.00500     $     0.00500   $      0.00500
                                                                        -------------     -------------    -------------
Estimated annual expenses per Unit                                     $      0.01954     $     0.01705   $      0.01655
                                                                        =============     =============    =============

Estimated Costs Over Time
One year                                                               $      38          $      36       $       36
Three years                                                            $      42          $      40       $       40
Five years                                                                    N/A               N/A              N/A
Ten years                                                                     N/A               N/A              N/A


   This fee table is intended to assist you in understanding the costs that you will bear and to present a comparison of fees. The "Estimated Costs Over Time" example illustrates the expenses you would pay on a $1,000 investment assuming a 5% annual return and redemption at the end of each period. This example assumes that all distributions are reinvested at the end of each year. Of course, you should not consider this example a representation of actual past or future expenses or annual rate of return which may differ from those assumed for this example. The sales charge and expenses are described under "Public Offering" and "Trust Operating Expenses".

--------------------------------------------------------------------------------
(1)The initial sales charge is the difference between the maximum sales charge and the deferred sales charge.

(2)The deferred sales charge is actually equal to $0.225 per Unit. This amount will exceed the percentage above if the Public Offering Price per Unit falls below $10 and will be less than the percentage above if the Public Offering Price per Unit exceeds $10. The deferred sales charge accrues daily and is assessed from November 17, 1998 through July 18, 1999.

(3)You will bear all or a portion of the expenses incurred in organizing and offering your Trust. The Trustee will deduct the actual amount of these expenses from your Trust at the end of the initial offering period.


Global Energy Trust, Series 6

   The Trust seeks to provide the potential for capital appreciation through an investment in a portfolio of common stocks of companies in the energy industry. Oil and natural gas are leading sources of energy worldwide. Recent developments in the industry and global economic growth may increase the future demand for these natural resources. The industry's dedication to research, exploration and technology has improved exploration and extraction techniques. From new drilling methods to three-dimensional seismographic mapping, oil and natural gas companies are better able to target potential sites--and better able to benefit from them. The modern global economy also provides substantial growth potential for the energy industry. Oil and natural gas companies from around the world are forming joint ventures and exploration partnerships that were unheard of less than a decade ago. From Eastern Europe to the Pacific Rim, such ventures provide important production opportunities. In the former Soviet Union, for instance, several

[CHART APPEARS HERE]

companies have formed joint ventures and signed production sharing contracts to export oil from the Caspian Sea area. While political uncertainty and other factors can affect such development projects, the potential reserves available in this area of the world may provide significant earnings momentum for energy companies. The United States represents the largest market for energy products. The U.S. economy is currently characterized, in relative historical terms, by low inflation and moderate growth. As the world's largest energy product consumer, the United States provides stability for energy prices. A more dramatic change in energy usage may come from the former Soviet Union, Eastern European countries and the Pacific Rim. As economies grow and modernize, there is an essential demand for energy resources for both industries and consumers. With more efficient exploration and production techniques and new reserve potential, the supply of oil and other energy products appears promising for energy products and ultimately benefiting oil and natural gas companies.

Portfolio
-----------------------------------------------------------------------------------------------------------------
                                                                                Current              Cost of
Number                                                      Market Value        Dividend             Securities
of Shares        Name of Issuer (1)                         per Share (2)       Yield (3)            to Trust (2)
-----------     -----------------------------------        ---------------     -----------          -------------
         90     Amoco Corporation                           $      40.063           3.74%           $    3,605.63
        114     Anadarko Petroleum Corporation                     31.688           0.63                 3,612.38
        129     Apache Corporation                                 27.563           1.02                 3,555.56
         52     Atlantic Richfield Company                         71.563           3.98                 3,721.25
        128     Baker Hughes, Inc.                                 28.313           1.62                 3,624.00
+       152     Bouygues Offshore SA                               24.125           0.00                 3,667.00
+        87     British Petroleum Company Plc                      83.000           2.86                 7,221.00
         94     Burlington Resources, Inc.                         38.875           1.41                 3,654.25
         90     Chevron Corporation                                82.000           2.98                 7,380.00
        113     Coastal Corporation                                33.250           0.75                 3,757.25
        104     Diamond Offshore Drilling, Inc.                    35.250           1.42                 3,666.00
+        53     Elf Aquitaine S.A.                                 69.500           1.52                 3,683.50
+        54     ENI Spa                                            68.500           1.67                 3,699.00
        209     Enron Oil & Gas Company                            17.438           0.69                 3,644.44
        230     ENSCO International, Inc.                          15.750           0.63                 3,622.50
         52     Exxon Corporation                                  70.563           2.32                 3,669.25
         90     Halliburton Company                                41.125           1.22                 3,701.25
+        82     Lukoil Holding                                     45.252           0.28                 3,710.69
        50      Mobil Corporation                                  73.750           3.09                 3,687.50
        105     Noble Affiliates, Inc.                             34.313           0.47                 3,602.81
         79     Philips Petroleum Company                          47.063           2.89                 3,717.94
        217     Rowan Companies, Inc.                              16.813           0.00                 3,684.31
+        68     Royal Dutch Petroleum Company                      53.313           2.47                 3,625.25
         57     Schlumberger Limited                               64.875           1.16                 3,697.88
        118     Smith International, Inc.                          30.188           0.00                 3,562.13
         97     Sun Company, Inc.                                  37.313           2.68                 3,619.31
        128     Texaco, Inc.                                       57.813           3.11                 7,400.00
        116     Tidewater, Inc.                                    31.250           1.92                 3,625.00
        124     Tosco Corporation                                  29.438           0.82                 3,650.25
+        59     Total S.A.                                         62.000           1.49                 3,658.00
        215     Union Pacific Resources Group, Inc.                17.000           1.18                 3,655.00
        106     Unocal Corporation                                 34.563           2.31                 3,663.63
        215     USX-Marathon Group                                 34.250           2.45                 7,363.75
        208     Vintage Petroleum, Inc.                            17.375           0.46                 3,614.00
+       231     YPF Sociedad Anonima                               31.188           2.82                 7,204.31
----------                                                                                           ------------
     4,116                                                                                          $  146,190.02
==========                                                                                           ============

See "Notes to Portfolios".

Banking Trust, Series 3

    The Trust seeks to provide capital appreciation through an investment in a portfolio of common stocks issued by financial institutions. Investing in the Trust may be a way to benefit from the increased merger and acquisition activity that has recently characterized this industry. During the late 1980s, the banking industry suffered with recession and asset quality problems. Today, we believe that many institutions are reporting solid earnings due to an offsetting improvement in loan demand and an increase in fee-based income. An economy marked by moderate growth and low inflation may have helped solidify the industry's position. Other fundamental changes, including federal deregulation and an increase in retirement planning, have helped establish banking institutions across the country as more comprehensive financial institutions. Certain trends suggest that bank and thrift stocks may offer a potential for growth and income, such as increased consolidations and mergers, growing assets under management, deregulation, relatively stable interest rates, low inflation expectations, steady economic growth, strong credit quality, operational efficiencies, shifts in investment products and services offered, and increased demand for private banking and asset management.

[CHART APPEARS HERE]

Portfolio
-----------------------------------------------------------------------------------------------------------------
                                                                                Current              Cost of
Number                                                      Market Value        Dividend             Securities
of Shares        Name of Issuer (1)                         per Share (2)       Yield (3)            to Trust (2)
----------      -----------------------------------         ---------------     -----------         -------------
         98     Banc One Corporation                        $      60.938           2.49%           $    5,971.88
         62     Bank United Corporation                            46.750           1.37                 2,898.50
         61     BankAmerica Corporation                            95.563           1.44                 5,829.31
         53     BankBoston Corporation                             55.313           2.10                 2,931.56
        172     Charter One Financial, Inc.                        34.063           1.64                 5,858.75
         80     Chase Manhattan Corporation                        75.000           1.92                 6,000.00
         17     Citicorp                                          180.688           1.27                 3,071.69
        349     CNBT Bankshares, Inc.                              12.625           2.85                 4,406.13
         89     First American Corporation                         50.750           1.97                 4,516.75
        163     First Hawaiian, Inc.                               37.000           3.35                 6,031.00
         91     First Union Corporation                            64.063           2.62                 5,829.69
         85     Firstar Corporation                                52.813           1.74                 4,489.06
         51     Fleet Financial Group, Inc.                        88.438           2.22                 4,510.31
         58     Golden West Financial Corporation                 101.000           0.50                 5,858.00
         33     JP Morgan & Company, Inc.                         132.625           2.87                 4,376.63
         82     National City Corporation                          72.563           2.65                 5,950.13
        152     Norwest Corporation                                38.750           1.70                 5,890.00
        263     Pacific Century Financial Corporation              22.500           2.89                 5,917.50
        75      PNC Bank Corporation                               58.500           2.67                 4,387.50
        105     Regions Financial Corporation                      42.688           2.16                 4,482.19
         87     Republic New York Corporation                      68.750           1.45                 5,981.25
         61     Star Banc Corporation                              73.500           1.25                 4,483.50
        193     TCF Financial Corporation                          31.188           2.08                 6,019.19
         30     Union BanCal Corporation                          102.000           1.65                 3,060.00
         95     U.S. Bancorp                                       47.000           1.49                 4,465.00
        159     UST Corporation                                    27.750           2.02                 4,412.25
         35     Wachovia Corporation                               86.750           2.03                 3,036.25
        215     Washington Federal, Inc.                           28.000           3.29                 6,020.00
        135     Washington Mutual, Inc.                            44.563           1.80                 6,015.94
         16     Wells Fargo &Company                              380.125           1.37                 6,082.00
----------                                                                                          -------------
     3,165                                                                                          $  148,781.96
==========                                                                                          =============

See "Notes to Portfolios".

Morgan Stanley High-Technology 35 Indexsm Trust, Series 3

   The Trust seeks to provide capital appreciation through an investment in a portfolio of the common stocks included in the Morgan Stanley High-Technology 35 Indexsm on the Initial Date of Deposit. In creating the index, the Morgan Stanley Technology Research Group sought to design a benchmark that provides broad industry representation of equally-weighted, highly liquid, pure technology companies that is rebalanced annually. Morgan Stanley set the beginning index value to 200 as of the close of trading on December 16, 1994. The American Stock Exchange computes the value of the index in real-time during trading hours under the symbol "MSH". The index is the exclusive property and is a service mark of Morgan Stanley.

[CHART APPEARS HERE]

    Pure Technology. The index includes 35 pure technology companies representing the full breadth of technology industry segments. These segments include Computer Services, Networking and Telecommunications Equipment, PC Hardware and Peripherals, Electronic Connectors and Components, Server/Technical Software, Wireless Telecommunications Equipment, Semiconductor Capital Equipment, PC Software/Internet/New Media and Server Hardware and Semiconductors. The index attempts to include bellwether stocks that provide a balanced representation of these sub-industries. The index includes only electronics-based technology companies and excludes biotechnology, medical, test and instrumentation companies.

   Equal Weighting. The index is an equal weighted index that includes large and small industry bellwether stocks. The index seeks to minimize the pitfalls of market capitalization indexes. Morgan Stanley believes that market capitalization indexes fail to accommodate the wide range of market capitalizations and revenue bases common to the technology industry.

   Rebalancing. Morgan Stanley rebalances the index to an equal weighting per company on the third Friday of each December. This allows stocks that appreciate during the year to command increasing influence in the index while guarding against the long-term negatives of a market-capitalization weighted index. We will not rebalance the Trust portfolio annually. Changes in the index will not result in changes in the portfolio. However, we may offer additional portfolios each year that include the current index components and weightings.

   These tables compare the historical total returns of the index with other major stock indexes. This is not the past performance of the Trust or a previous series of the Trust and does not indicate the future performance of the Trust. The performance of the Trust will differ from the index because the Trust includes a sales charge and expenses that are not reflected below. In addition, the Trust may not be able to exactly replicate the index and will not change if the index changes.

                                                             Annual Total Returns
                                Dow Jones
                           Industrial Average        S&P 500 Index        NASDAQ 100 Index          Tech-35 Index
                           ------------------       --------------       -------------------       --------------
            1994                   2.1%                  (1.5%)                  1.5%                   34.7%
            1995                  33.5                   34.1                   42.5                    50.9
            1996                  26.0                   20.3                   42.5                    21.3
            1997                  22.6                   31.0                   20.6                    16.8


                                                     Compound Average Annual Total Returns
                                                           (Periods Ended 12/31/97)
                               Dow Jones
                          Industrial Average         S&P 500 Index        NASDAQ 100 Index          Tech-35 Index
                          ------------------        --------------       -------------------       --------------
            1 Year                22.6%                  31.0%                  20.6%                   16.8%
            3 Years               19.8                   20.6                   25.1                    20.9
            4 Years               20.5                   20.1                   25.6                    30.3

Source:  Factset

Portfolio
-----------------------------------------------------------------------------------------------------------------
                                                                                Current              Cost of
Number                                                      Market Value        Dividend             Securities
of Shares        Name of Issuer (1)                         per Share (2)       Yield (3)            to Trust (2)
----------      -----------------------------------         ---------------     -----------         -------------
        142     3Com Corporation                            $      28.688           0.00%           $    4,073.63
         33     America Online, Inc.                              136.063           0.00                 4,490.06
        139     Applied Materials, Inc.                            30.688           0.00                 4,265.56
         77     Ascend Communications, Inc.                        54.938           0.00                 4,230.19
         58     Automatic Data Processing, Inc.                    72.875           0.73                 4,226.75
        129     Bay Networks, Inc.                                 34.813           0.00                 4,490.81
         42     Cisco Systems, Inc.                               103.250           0.00                 4,336.50
        126     Compaq Computer Corporation                        33.688           0.18                 4,244.63
         73     Computer Associates International, Inc.            61.188           0.13                 4,466.69
         63     Computer Sciences Corporation                      66.438           0.00                 4,185.56
         36     Dell Computer Corporation                         116.000           0.00                 4,176.00
         79     Electronic Arts, Inc.                              55.750           0.00                 4,404.25
        114     Electronic Data Systems Corporation                37.125           1.62                 4,232.25
         80     EMC Corporation                                    52.250           0.00                 4,180.00
        125     First Data Corporation                             33.438           0.24                 4,179.69
         70     Hewlett-Packard Company                            61.813           1.04                 4,326.88
         51     Intel Corporation                                  81.688           0.15                 4,166.06
         35     International Business Machines Corporation       121.750           0.72                 4,261.25
         67     Intuit, Inc.                                       65.000           0.00                 4,355.00
        61      Linear Technology Corporation                      66.563           0.36                 4,060.31
         43     Lucent Technologies, Inc.                         102.063           0.16                 4,388.69
         36     Microsoft Corporation                             117.063           0.00                 4,214.25
         79     Motorola, Inc.                                     54.438           0.88                 4,300.56
        131     Netscape Communications Corporation                34.563           0.00                 4,527.69
        154     Oracle Corporation                                 27.563           0.00                 4,244.63
        279     Parametric Technology Company                      14.625           0.00                 4,080.38
         88     Peoplesoft, Inc.                                   47.688           0.00                 4,196.50
        173     Seagate Technology, Inc.                           24.125           0.00                 4,173.63
         80     Solectron Corporation                              52.875           0.00                 4,230.00
+        64     STMicroelectronics N.V.                            63.688           0.00                 4,076.00
         81     Sun Microsystems, Inc.                             51.875           0.00                 4,201.88
         48     Tellabs, Inc.                                      89.000           0.00                 4,272.00
         71     Texas Instruments, Inc.                            58.938           0.58                 4,184.56
        118     Xilinx, Inc.                                       36.313           0.00                 4,284.88
         23     Yahoo!, Inc.                                      196.438           0.00                 4,518.06
----------                                                                                          -------------
     3,068                                                                                          $  149,245.78
==========                                                                                          =============

See "Notes to Portfolios".

Notes to Portfolios

   (1) The Securities are initially represented by "regular way" contracts for the performance of which an irrevocable letter of credit has been deposited with the Trustee. Contracts to acquire Securities were entered into on July 20, 1998 and have a settlement date of July 23, 1998 (see "The Trusts").

   (2) The market value of each Security is based on the closing sale price on the applicable exchange on the day prior to the Initial Date of Deposit or the last asked price if not listed on an exchange. Other information regarding the Securities, as of the Initial Date of Deposit, is as follows:


                                                                     Profit
                                                    Cost to         (Loss) To
                                                    Sponsor          Sponsor
                                                 ------------     --------------
Global Energy Trust                              $    146,128     $         62
Banking Trust                                    $    148,956     $      (174)
Morgan Stanley High-Technology 35 Indexsm Trust  $    149,253     $        (7)


"+" indicates that the stock is held in the form American Depositary Receipts or similar receipts.
"3" indicates that the stock is a U.S. dollar-denominated foreign common stock.

   (3)Current Dividend Yield for each Security is based on the estimated annual dividends per share and the Security's market value as of the close of trading on the day prior to the Initial Date of Deposit. Estimated annual dividends per share are calculated by annualizing the most recently declared dividends or by adding the most recent interim and final dividends declared and reflect any foreign withholding taxes.


    The Securities. A brief description of each of the issuers of the Securities is listed below. Please refer to each "Portfolio" for a list of the Securities included in each Trust.

Global Energy Trust

    Amoco Corporation. Amoco Corporation is a worldwide integrated petroleum and chemical company. Through its subsidiaries, Amoco explores for, develops, and produces crude oil and natural gas worldwide. The company also refines, markets, and transports petroleum and related products, as well as manufactures and sells chemical products.

    Andarko Petroleum Corporation. Anadarko Petroleum Corporation is an independent oil and gas exploration and production company. The company explores for oil in Kansas, Oklahoma, and Texas, as well as offshore in the Gulf of Mexico and in Alaska. Andarko owns and operates gas gathering assets in its United States core producing areas. The company also explores and develops crude oil reserves in Algeria.

    Apache Corporation. Apache Corporation explores for, develops, and produces natural gas, crude oil, and natural gas liquids. The company has operations in North America, Egypt, Western Australia, Poland, People's Republic of China, and Indonesia.

    Atlantic Richfield Company. Atlantic Richfield Company (ARCO) and its affiliates explore, produce, and market crude oil, natural gas, and natural gas liquids. The company also refines, markets, and transports petroleum products. Atlantic Richfield owns interests in chemicals and coal, and has created businesses ancillary to its operations, including retail convenience stores, electronic payment systems, and others.

    Baker Hughes, Inc. Baker Hughes, Inc. provides downhole tool technologies, products and services for the worldwide oilfield service industry. The company manufactures and markets a variety of roller cutter bits and fixed cutter diamond bits designed for drilling in specific types of rock formations. Baker Hughes also produces and markets drilling fluids (muds) for oil and gas well drilling.

    Bouygues Offshore S.A. Bouygues Offshore S.A. provides design, construction, installation and management of offshore and onshore oil and gas production facilities. The company also provides maintenance services, principally to oil refineries, petrochemical facilities, and offshore platforms. Bouygues Offshore also constructs high-end maritime and river-related civil works projects.

    British Petroleum Company Plc. British Petroleum Company Plc explores for, produces, refines and retails petroleum products, and manufactures chemicals. The company produces and retails petroleum products throughout the world and owns and operates approximately 18,000 gasoline stations. British Petroleum's chemicals business's key products are acetic acid, acrylonitrile, and polyethylene.

    Burlington Resources, Inc. Burlington Resources, Inc., through its principal subsidiaries, explores for, develops, produces, and markets oil and gas. The company's properties are primarily located in the United States. Burlington's operations are conducted by five divisions located in New Mexico and Texas.

    Chevron Corporation. Chevron Corporation explores for, develops, and produces crude oil and natural gas. The company also refines crude oil into finished petroleum products as well as markets and transports crude oil, natural gas, and petroleum products. Chevron manufactures and markets and variety of chemicals for industrial use and mines for coal. The company operates in the United States and approximately 90 countries.

    Coastal Corporation. Coastal Corporation, through its subsidiaries, gathers, markets, processes, stores, and transmits gas, as well as refines, markets, and distributes petroleum and chemicals. The company also explores for and produces gas and oil and mines coal.

    Diamond Offshore Drilling, Inc. Diamond Offshore Drilling, Inc. drills offshore oil and gas wells for client companies. The company's fleet consists of 46 offshore rigs which include 30 semisubmerisbles, 15 jack-ups, and one drillship, Diamond operates in the waters of six continents.

    Elf Aquitaine S.A. Elf Aquitaine S.A. explores for, refines, and markets petroleum. The company manufactures specially, basic, and fine chemicals, polymers, plastic additives, and metal plating. Elf produces pharmaceuticals, diagnostic kits, perfumes, and beauty products through its subsidiary Sanofi. The company operates worldwide.

    ENI SPA. ENI SPA is an integrated oil and gas company. The company explores, develops, and produces oil and natural gas; supplies, transmits and distributes natural gas; refines and markets oil and petroleum products; and produces and sells petro- chemicals. ENI also provides oilfield services contracting and engineering.

    Enron Oil & Gas Company. Enron Oil & Gas Company explores for, develops, produces, and markets natural gas and crude oil. The company's major producing basins are located in the Unites States, as well as in Canada, Trinidad, and India.

    ENSCO International, Inc. ENSCO International, Inc. provides offshore contract drilling internationally, as well as marine transportation services in the Gulf of Mexico. The company serves the oil and gas industry. Areas where drilling is done include the North Sea, the Asia Pacific region, the Gulf of Mexico, and off the China coast.

    Exxon Corporation. Exxon Corporation explores for and produces crude oil and natural gas; manufactures petroleum products; and transports and sells crude oil, natural gas, and petroleum products. The company also manufactures and markets basic petrochemicals, including olefins and aromatics, as well as supplies specialty rubbers and additives for fuels and lubricants.

    Halliburton Company. Halliburton Company is a diversified energy services, engineering, maintenance, and construction company. The company provides a broad range of energy services and products, industrial and marine engineering, and construction services.

    Lukoil Holding. Lukoil Holding prospects for, extracts, transports, refines, and provides oil and gas, mainly from Western Siberia. The company also manufactures petrochemicals, fuels, and other petroleum products. Lukoil Holding operates two refineries, 162 oil and gas fields, and 800 filling stations.
The company transports oil through pipelines and petroleum products by two commissioned ships.

    Mobil Corporation. Mobil Corporation, through its subsidiaries, operates in worldwide energy industries. Mobil manufactures and markets petrochemicals, packaging films, and specialty chemical products. The company operates in more than 140 countries.

    Noble Affiliates, Inc. Noble Affiliates, Inc. is an independent energy company. The company operates exploration and production operations throughout major basins in the United States, including the Gulf of Mexico. Noble also has international operations in Argentina, China, Ecuador, Equatorial Guinea, and the United Kingdom Sector of the North Sea.

    Phillips Petroleum Company. Phillips Petroleum Company operates in four business segments. The company explores for and produces petroleum worldwide; gathers and processes natural gas; refines, markets, and transports petroleum products; and manufactures and markets petroleum-based chemical products.

    Rowan Companies, Inc. Rowan Companies, Inc. performs contract drilling of oil and gas wells in the United States and internationally. The company also provides aircraft services and operates mini-steel mill, a heavy equipment manufacturing plant, and a marine rig construction yard.

    Royal Dutch Petroleum Company. Royal Dutch Petroleum Company owns 60% of the Royal Dutch/Shell Group of companies. These companies are involved in all phases of the petroleum industry from exploration to final processing and delivery. Royal Dutch Petroleum Company has no operations of its own, and virtually the whole of its income is derived from its 60% interest.

    Schlumberger Limited. Schlumberger Limited provides oilfield services and other services to various industries. The company offers seismic data acquisition, drilling rigs, wire-line logging, and other oilfield services. Schlumberger also provides technology, products, services, and systems to the semiconductor, banking, and other industries, as well as solutions to electricity, gas, and water resource clients.

    Smith International, Inc. Smith International, Inc. supplies products and services to the oil and gas exploration and production industry. The company's products and services include drilling and completion fluid systems, solids control equipment, waste management services, three-cone drill bits, diamond drill bits, fishing services, drilling tools, underreamers, sidetracking systems, and liner hangers.

    Sun Company, Inc. Sun Company, Inc. refines and markets petroleum, as well as holds interests in cokemaking and coal mining. The company manufactures and markets a full range of products, including fuels, lubricants, and petrochemicals. Sun also transports crude oil and refined products. The company sells fuels in the United States, and petrochemicals and lubricants worldwide.

    Texaco, Inc. Texaco, Inc. and its subsidiaries explore for, produce, transport, refine and market crude oil, natural gas and petroleum products, including petrochemicals, worldwide. The company owns, leases or has interests in extensive production, manufacturing, marketing, transportation and other facilities throughout the world.

    Tidewater, Inc. Tidewater, Inc. provides services and equipment to the offshore energy industry through the operation of a fleet of offshore service vessels. The company provides towing of and anchor-handling of mobile drilling rigs and equipment, transportation of supplies and personnel, and supports pipelaying, and other off-shore construction activities in the major offshore oil and gas areas worldwide.

    Tosco Corporation. Tosco Corporation refines and markets petroleum products in the United States, operating primarily on the East and West Coasts. The company operates eight refineries that process crude oil, feedstocks, and blendstocks into various petroleum products. Tosco also has related commercial activities throughout the United States and internationally.

    Total S.A. Total S.A. explores for, produces, refines, transports and markets oil and natural gas. The company also operates a chemicals division which produces rubber, paint, ink, adhesives and resins. In addition, Total has in interests in coal mining and in the nuclear power, cogeneration and electricity sectors. Total operates worldwide.

    Union Pacific Resources Group, Inc. Union Pacific Resources, Inc. explores for, develops, and produces natural gas, natural gas liquids, and crude oil in several major producing basins in the United States and Canada. The company also gathers, processes, transports, and markets natural gas and natural gas liquids and has royalty interests in several coal and trona mines.

    Unocal Corporation. Unocal Corporation explores for and produces oil and gas in Asia, Latin America, and the United States Gulf of Mexico. The company also produces geothermal energy; provides electrical power; and manufactures and markets nitrogen-based fertilizers, petroleum coke, graphites, and specialty minerals.

    USX-Marathon Group. USX-Marathon Group, a business unit of USX Corporation, includes Marathon Oil company and certain other subsidiaries of USX. The Group explores for, produces, transports, and markets crude oil and natural gas worldwide. Marathon also refines, markets, and transports petroleum products in the United States.

    Vintage Petroleum, Inc. Vintage Petroleum, Inc. is an independent oil and gas company, which acquires producing oil and gas properties that have the potential for increased value through exploitation and development. The company currently owns and operates producing properties in 10 states, and owns concessions in Argentina and Bolivia.

    YPF Sociedad Anonima. YPF Sociedad Anonima is an integrated oil and gas company which explores for, develops and produces oil and natural gas in Argentina. The company also refines, markets, transports and distributes oil and various other petroleum products, petroleum derivatives, petrochemicals and liquid petroleum gas.

Banking Trust

    Banc One Corporation. Banc One Corporation, a bank holding company, provides a full range of consumer and commercial banking related financial services. The company operates banking offices in Arizona, Colorado, Illinois, Indiana, Louisiana, Ohio, Oklahoma, Texas, Utah, West Virginia, and Wisconsin and operates facilities in 33 states. Banc One is also involved in credit card and merchant processing, consumer and education finance, mortgage banking, insurance, and more.

    Bank United Corporation. Bank United Corporation, through its subsidiary Bank United, provides financial services to consumers and businesses in Texas and other selected regional markets throughout the United States. The company operates 73 Texas based branches, 11 commercial banking offices, and a nationwide network of mortgage offices that originate primarily single family mortgage loans.

    BankAmerica Corporation. BankAmerica Corporation provides diverse financial products and services to individuals, businesses, government agencies, and financial institutions throughout the world. The company's banking subsidiaries operate approximately 1,800 branches throughout the western United States. BankAmerica also operates corporate banking and business credit offices in major United States cities and worldwide.

    BankBoston Corporation. BankBoston Corporation, a bank holding company, offers a variety of banking services to consumers, small businesses, and corporate customers in southern New England. The corporation also delivers financial solutions to mid-size and large corporations nationally and internationally, as well as provides full-service banking in certain Latin American markets.

    Charter One Financial, Inc. Charter One Financial, Inc. is a holding company for Charter One Bank. The bank operates through 100 banking offices in Ohio, 82 in Michigan, and 38 in western New York. Charter attracts deposits, makes real estate and other loans, leases equipment, processes data, appraises real estate, and provides various other services.

    Chase Manhattan Corporation. Chase Manhattan Corporation is a bank holding company that conducts domestic and international financial services through various bank and non-bank subsidiaries. The company provides corporate finance, wholesale banking, and investment services, as well as emphasizes originations, underwriting, distribution, risk management products, and private banking.

    Citicorp. Citicorp, the parent of Citibank, N.A., provides a broad range of financial services. The company's operations include commercial, mortgage and investment banking, trust services, consumer finance, and credit card services. The company serves individuals, businesses, governments, and financial institutions in approximately 3,000 locations in 98 countries and territories worldwide.

    CNBT Bankshares, Inc. CNBT Bankshares, Inc. provides a full range of traditional retail and commercial banking services primarily to individual consumers and small businesses. The bank offers small business, commercial, and residential real estate and consumer loans. Citizens serves the Houston metropolitan area.

    First American Corporation. First American Corporation is the holding company for First American National Bank, First American Federal Savings Bank, and First American Enterprises, Inc. The banks attract deposits and offer real estate mortgage, consumer, and commercial loans through 169 offices. First American also distributes securities and other investment and insurance products.

    First Hawaiian, Inc. First Hawaiian, Inc., through its banking subsidiaries, conducts a general commercial banking business. The company's principal subsidiary, First Hawaiian Bank, operates 60 branches located throughout Hawaii. First Hawaiian is a full-service chartered bank. The company's other subsidiary, Pacific One Bank, operates 28 branches throughout the West Coast in the United States.

    First Union Corporation. First Union Corporation is a bank holding company for First Union National Bank and First Union Mortgage Corporation. The company provides a wide range of commercial and retail banking and trust services through full-service banking offices in 12 eastern states and Washington, D.C. First Union also provides mortgage banking, leasing, securities brokerage services, and other services.

    Firstar Corporation. Firstar Corporation, through its subsidiaries, provides banking services throughout Wisconsin and Iowa, and in the Chicago, Minneapolis
- St. Paul, and Phoenix metropolitan areas. The company's subsidiaries provide a variety of financial services for companies, national business organizations, governmental entities, and individuals. Firstar also provides trust and investment services.

    Fleet Financial Group, Inc. Fleet Financial Group, Inc. is a diversified financial services company. The company's lines of business include investment management, commercial and business banking, mortgage banking, corporate finance, government banking, asset-based lending, equipment leasing and student loan processing. Fleet has more than 1,200 branches and 2,400 ATMs in the northeastern United States.

    Golden West Financial Corporation. Golden West Financial Corporation is a savings and loan holding company. The company, through its subsidiaries, attracts deposits from the general public and primarily uses those funds to invest in a variety of loans. The company operates in the United States.

    J.P. Morgan & Company, Inc. J.P. Morgan & Company, Inc., through subsidiaries, offers financial services to corporations, governments, financial institutions, institutional investors, professional firms, privately-held companies and individuals. The company offers loans, advises on mergers, acquisitions and privatizations, underwrites debt and equity issues and deals in government-issued securities worldwide.

    National City Corporation. National City Corporation is a multi-bank holding company. The company owns substantially all of eight commercial banks in Ohio, Pennsylvania, Kentucky, and Indiana. National City subsidiaries provide a variety of financial services, including commercial and retail banking, brokerage, and trust and investment services.

    Norwest Corporation. Norwest Corporation is a diversified financial services company. The company provides banking, insurance, investments, mortgage, and consumer finance through 4,087 stores in all 50 states, Canada, the Caribbean, Latin America and elsewhere worldwide. Norwest also provides equipment leasing, agricultural finance, commercial finance, trust services, and other services through its subsidiaries.

    Pacific Century Financial Corporation. Pacific Century Financial Corporation is a regional bank holding company. The company operates more than 160 locations from Singapore to New York. Pacific and its subsidiaries provide varied financial services to businesses, governments and individuals in Hawaii, the Asia-Pacific region and in selected markets on the United States mainland.

    PNC Bank Corporation. PNC Bank Corporation is a financial services company with banking subsidiaries in Pennsylvania, New Jersey, Delaware, Ohio, Kentucky, Indiana, Massachusetts and Florida. The company provides diversified financial services including consumer banking, corporate banking, mortgage banking, real estate banking and asset management.

    Regions Financial Corporation. Regions Financial Corporation is a multi-bank regional holding company providing banking and bank-related services in the fields of mortgage banking, credit-related insurance and securities brokerage. The company operates approximately 441 banking offices in Alabama, Florida, Georgia, Louisiana and Tennessee.

    Republic New York Corporation. Republic New York Corporation is a holding company for Republic National Bank of New York. The bank provides a variety of banking and financial services worldwide to corporations, financial institutions, governmental units, and individuals. Republic National provides services to individuals who are not citizens of the United States through its international private banking department.

    Star Banc Corporation. Star Banc Corporation, through its various banking subsidiaries, provides commercial and retail banking services. The company, through its non-banking subsidiaries, also issues credit life, and accident and health insurance. The banks operate over 260 offices in Ohio, Kentucky, and Indiana.

    TCF Financial Corporation. TCF Financial Corporation is a national bank holding company. The banks operate in Minnesota, Illinois, Wisconsin and Colorado as TCF National Bank and in Michigan as Great Lakes National Bank. TCF's other affiliates include business equipment leasing, consumer finance, mortgage banking, title insurance, annuity and mutual fund sales companies.

    UnionBanCal Corporation. UnionBanCal Corporation is a bank holding company whose primary subsidiary is Union Bank of California, N.A. The bank is a commercial bank with 237 offices in California, five banking offices in Oregon and Washington and 18 international facilities, primarily along the Pacific Rim.

    U.S. Bancorp. U.S. Bancorp is a bank holding company with subsidiary banks that provide comprehensive banking, trust investment and payment systems to customers, businesses and institutions. The banks currently operate more than 1,000 offices in 17 states and operate a network of 4,500 ATMs throughout the United States, as well as 24 hour, seven days a week telephone customer service centers.

    UST Corporation. UST Corporation is a bank holding company for UST Trust and the United States Trust Company. The banks provide a broad range of financial services, including commercial banking, consumer financial services, trust and money management, and equipment leasing. UST serves individuals and small- and medium-sized companies through 66 offices located throughout eastern Massachusetts.

    Wachovia Corporation. Wachovia Corporation is a bank holding company. The company, through its subsidiary banks, attracts deposits and offers retail and corporate banking services, including trust services. Wachovia serves customers through 700 offices and 1,300 ATMs in North Carolina, Georgia, South Carolina, and Virginia. Other subsidiaries offer mortgage banking, brokerage, and insurance services.

    Washington Federal, Inc. Washington Federal, Inc. is the holding company for Washington Federal Savings. The bank operates 104 offices in the states of Washington, Idaho, Oregon, Utah, and Arizona. Washington Federal operates as a traditional thrift, obtaining its funds primarily through savings deposits from the general public and providing real estate loans.

    Washington Mutual, Inc. Washington Mutual, Inc. is a financial services company. The company's subsidiaries provide consumer and commercial banking services, mortgage lending, securities brokerage, mutual fund management, property/casualty and life insurance sales, and underwriting for insurance annuities. Washington Mutual operates offices throughout the United States.

    Wells Fargo & Company. Wells Fargo & Company is a bank holding company whose principal subsidiary is Wells Fargo Bank, N.A. The bank provides a broad array of financial products and services to customers in the Western United States, as well as commercial, corporate, real estate, and small business customers throughout the United States. Wells Fargo also operates a credit card business.

Morgan Stanley High-Technology 35 Indexsm Trust

    3Com Corporation. 3Com Corporation supplies data, voice, and video communications technology and delivers networking solutions to customers worldwide. The company gives enterprises, network service providers and carriers, small businesses and consumers information access products and system solutions for building local and wide area networks.

    America Online, Inc. America Online, Inc. offers subscribers a wide variety of interactive services including electronic mail, "Instant Message" features, entertainment, reference, financial information, computing support, interactive magazines and newspapers. The company also provides easy access to all the services of the Internet.

    Applied Materials, Inc. Applied Materials, Inc. develops, manufactures, markets and services semiconductor wafer fabrication equipment and related spare parts for the worldwide semiconductor industry. The company's customers include semiconductor wafer manufacturers and semiconductor integrated circuit manufacturers. Through a joint venture, Applied develops and markets thin film transistor fabrication systems.

    Ascend Communications, Inc. Ascend Communications, Inc. develops, manufactures and sells wide area networking solutions for telecommunications carriers, Internet service providers and corporate customers worldwide. The company's products support existing digital and analog networks.

    Automatic Data Processing, Inc. Automatic Data Processing, Inc. offers a variety of data processing services, including employer services, financial services and specialized services in the United States. The company's employer services consist of payroll processing and tax filing.

    Bay Networks, Inc. Bay Networks, Inc. provides products that support seamless communications across local and wide area boundaries. The company serves enterprise groups, small offices and mobile workers. Bay's products include LAN and ATM switches, intelligent hubs, highly available multiprotocol routers, remote and Internet access solutions, and sophisticated network management products.

    Cisco Systems, Inc. Cisco Systems, Inc. supplies data networking products to the corporate enterprise and public wide area service provider markets. The company offers a variety of products including routers, LAN switches, frame relay/ATM, and remote access concentrators. Cisco's clients include utilities, corporations, universities, governments, and small to medium businesses worldwide.

    Compaq Computer Corporation. Compaq Computer Corporation develops and markets hardware, software, solutions, and services. The company offers enterprise computing solutions, fault-tolerant business-critical solutions, networking products, commercial desktop and portable products, and consumer PCs. Compaq markets its products primarily to business, home, government, and education customers.

    Computer Associates International, Inc. Computer Associates International, Inc. designs and markets standardized computer software products. The company's products are used with a variety of desktop, midrange, and mainframe computers. Comper Associates offers over 500 enterprise systems management, information management, and business applications solutions to a variety of organizations.

    Computer Sciences Corporation. Computer Sciences Corporation, a computer services company, designs, engineers, develops, integrates, installs and operates computer-based systems and communications systems. The company provides clients with a variety of professional services, including management consulting, information systems consulting and integration, and operations support.

    Dell Computer Corporation. Dell Computer Corporation designs, develops, manufactures, markets, services, and supports a variety of computer systems, including desktops, notebooks, and network servers. The company also customizes products and services to end-user requirements. Dell sells its products around the world.

    Electronic Arts, Inc. Electronic Arts, Inc. develops, publishes, and distributes software worldwide for personal computers and advanced entertainment systems such as "PlayStation". The company markets its products under the "Electronic Arts", "EA SPORTS", "Maxis", "Origin Systems", "Bullfrog", and "Jane's" names. Electronic Arts operates in more than 75 countries and North America.

    Electronic Data Systems Corporation. Electronic Data Systems Corporation offers systems and technology services, business process management, management consulting, and electronic business. The company's services include the management of computers, networks, information systems, information processing facilities, business operations, and related personnel.

    EMC Corporation. EMC Corporation designs, manufactures, markets, and supports a wide range of storage-related hardware, software, and service products. The company serves the open systems, mainframe, and network attached information storage and retrieval system market. EMC's products are sold worldwide to industries and government agencies that range in size.

    First Data Corporation. First Data Corporation and its business units provide payment systems, electronic commerce and information management services. The corporation's clients include financial institutions, merchants, insurance companies, health care providers, public utilities and consumers worldwide.

    Hewlett-Packard Company. Hewlett-Packard Company designs, manufactures, and services products and systems for measurement, computation, and communications. The company's products include computers, calculators, workstations, printers, disc and tape drives, and medical diagnostic and monitoring devices. Hewlett-Packard sells its products around the world.

    Intel Corporation. Intel Corporation designs, manufactures, and sells computer components and related products. The company's major products include conferencing products, microprocessors, flash memory products, chipsets, graphics products, embedded processors and microcontrollers, network and communications products, and digital imaging products. Intel sells its products worldwide.

    International Business Machines Corporation. International Business Machines Corporation manufactures micro and personal computers. The company also supplies mainframe computers and other information processing equipment, software and networking products and peripheral equipment. Products are sold or leased for use in business, government, science, education, space, medicine, and other areas on a worldwide basis.

    Intuit, Inc. Intuit, Inc. develops and markets software products and related services. The company provides software units that allow households and small businesses to automate financial tasks, including accounting and personal finances. Intuit also offers supplies, checks and invoices, and financial services. The company sells its products worldwide.

    Linear Technology Corporation. Linear Technology Corporation designs, manufactures and markets a line of linear integrated circuits. The company's products include telecommunications, computers, computer peripherals, cellular telephones, process controls, automation products and satellites. Linear markets its products worldwide.

    Lucent Technologies, Inc. Lucent Technologies, Inc. designs, develops, and manufactures communications systems, software, and products. The company sells public communications systems and supplies systems and software worldwide. Lucent's research and development arm is Bell Laboratories.

    Microsoft Corporation. Microsoft Corporation develops, manufactures, licenses and supports computer software products. The company offers "Microsoft MS-DOS", "Microsoft Windows", and "Microsoft Windows 95" operating systems. Microsoft also offers "Microsoft Access", "Microsoft FoxPro", "Microsoft SQL Server" and "Microsoft Excel" networking, database and spreadsheet programs, books and other computer products.

    Motorola, Inc. Motorola, Inc. provides wireless communications, semiconductors and advanced electronic systems, components and services. The company's equipment businesses include cellular telephone, two-way radio, paging and data communications, personal communications, automotive, defense and space electronics and computers.

    Netscape Communications Corporation. Netscape Communications Corporation provides open software for linking people and information over intranets and the Internet. The company offers an array of enterprise server and client software, development tools, and commercial applications that create a single communications platform. Netscape's product "Navigator" allows users to browse the Internet.

    Oracle Corporation. Oracle Corporation supplies software for information management. The company offers its database, tools and application products, along with related consulting, education and support services in more than 140 countries around the world.

    Parametric Technology Company. Parametric Technology Company supplies software tools used to automate the mechanical development of a product from its conceptual design through production. The company's products are used in approximately 15,000 companies worldwide. Parametric operates through sales and support offices in North America, Europe, and Asia.

    PeopleSoft, Inc. PeopleSoft, Inc. designs, develops, markets, and supports client/server application software products for use throughout large and medium sized organizations. The company's software is developed using "PeopleTools," an application development toolset. PeopleSoft's products are used in the finance, accounting, and administration industries.

    Seagate Technology, Inc. Seagate Technology, Inc. is a data technology company that provides products for storing, managing, and accessing digital information. The company manufactures disc drives, magnetic discs and read-write heads, and tape drives, as well as develops software for information availability, access, and analysis.

    Solectron Corporation. Solectron Corporation provides pre-manufacturing, manufacturing, and post-manufacturing services to electronics original equipment manufacturers. The company operates 17 manufacturing facilities worldwide.

    STMicroelectronics N.V. SGS-Thomson Microelectronics N.V. designs, develops, manufactures and markets semiconductor integrated circuits and discrete devices. The company's products are used in the telecommunications, consumer, automotive, computer and industrial sectors. Geographically, customers are located in North America, Europe, Asia/Pacific and Japan.

    Sun Microsystems, Inc. Sun Microsystems, Inc. provides hardware, software and services for establishing enterprise-wide intranets and expanding the power of the Internet. The company's products are sold in more than 150 countries.

    Tellabs, Inc. Tellabs, Inc. designs, manufactures, markets, and services voice, data, and video transport and network access systems. The company's products are used worldwide by public telephone companies, long-distance carriers, alternate service providers, cellular service providers, cable operators, government agencies, utilities, and business end-users.

    Texas Instruments, Inc. Texas Instruments, Inc. provides semiconductor products worldwide, and designs and supplies digital signal processing solutions. The company's products also include calculators, controls and sensors, metallurgical materials, and digital light processing technologies. Texas Instruments has manufacturing or sales operations in more than 25 countries.

    Xilinx, Inc. Xilinx, Inc. designs, develops and markets complete programmable logic solutions. The company's solutions include advanced integrated circuits, software design tools, predefined system functions delivered as cores of logic, and field engineering support. Xilinx sells its products through several channels of distribution to customers in the United States and overseas.

    Yahoo!, Inc. Yahoo!, Inc. offers a network of branded Web programming that serves users on a daily basis. The company provides targeted Internet resources and communications services for a broad range of audiences, based on demographic, key-subject, and geographic interests. Yahoo!'s principal offering, "Yahoo!", provides the product for its worldwide internet media network.


               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


    To the Board of Directors of Van Kampen Funds Inc. and the Unitholders of Van Kampen Equity Opportunity Trust, Series 106:

    We have audited the accompanying statements of condition and the related portfolios of Van Kampen Equity Opportunity Trust, Series 106 as of July 21, 1998. The statements of condition and portfolios are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.


    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of an irrevocable letter of credit deposited to purchase securities by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation.


    We believe our audit provides a reasonable basis for our opinion. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Van Kampen Equity Opportunity Trust, Series 106 as of July 21, 1998, in conformity with generally accepted accounting principles.


                               GRANT THORNTON LLP
   Chicago, Illinois
   July 21, 1998


                             STATEMENTS OF CONDITION
                               As of July 21, 1998

                                                                        Global Energy        Banking       High-Tech 35
                                                                            Trust             Trust         Index Trust
                                                                        -------------     -------------    -------------
 INVESTMENT IN SECURITIES
Contracts to purchase Securities (1)                                   $      146,190     $     148,782   $      149,246
                                                                        -------------     -------------    -------------
      Total                                                            $      146,190     $     148,782   $      149,246
                                                                        =============     =============    =============

LIABILITIES AND INTEREST OF UNITHOLDERS
Liabilities--
   Organizational costs (2)                                            $          527     $         284   $          247
   Deferred sales charge liability (3)                                          3,323             3,382            3,392
Interest of Unitholders--
   Cost to investors (4)                                                      147,670           150,290          150,760
   Less:  Gross underwriting commission and organizational costs (2)(4)(5)      5,330             5,174            5,153
                                                                        -------------     -------------    -------------
      Net interest to Unitholders (4)                                         142,340           145,116          145,607
                                                                        -------------     -------------    -------------
      Total                                                            $      146,190     $     148,782   $      149,246
                                                                        =============     =============    =============


(1)The value of the Securities is determined by Interactive Data Corporation on the bases set forth under "Public Offering--Offering Price". The contracts to purchase Securities are collateralized by separate irrevocable letters of credit which have been deposited with the Trustee.
(2)A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing a Trust. The amount of these costs are set forth in the "Fee Table." A distribution will be made as of the close of the initial offering period to an account maintained by the Trustee from which this obligation of the investors will be satisfied.
(3)Represents the amount of mandatory distributions from a Trust on the bases set forth under "Public Offering".
(4)The aggregate public offering price and the aggregate sales charge are computed on the bases set forth under "Public Offering--Offering Price".
(5)Assumes the maximum sales charge.

THE TRUSTS
--------------------------------------------------------------------------------


   The Trusts were created under the laws of the State of New York pursuant to a Trust Indenture and Trust Agreement (the "Trust Agreement"), dated the date of this Prospectus (the "Initial Date of Deposit"), among Van Kampen Funds Inc., as Sponsor, Van Kampen Investment Advisory Corp., as Supervisor, The Bank of New York, as Trustee, and American Portfolio Evaluation Services, a division of Van Kampen Investment Advisory Corp., as Evaluator.


   The Trusts offer investors the opportunity to purchase Units representing proportionate interests in portfolios of actively traded equity securities. A Trust may be an appropriate medium for investors who desire to participate in a portfolio of common stocks with greater diversification than they might be able to acquire individually.

   On the Initial Date of Deposit, the Sponsor deposited delivery statements relating to contracts for the purchase of the Securities and an irrevocable letter of credit in the amount required for these purchases with the Trustee. In exchange for these contracts the Trustee delivered to the Sponsor documentation evidencing the ownership of Units of the Trusts. Unless otherwise terminated as provided in the Trust Agreement, the Trusts will terminate on the Mandatory Termination Date and any remaining Securities will be liquidated or distributed by the Trustee within a reasonable time. As used in this Prospectus the term "Securities" means the securities (including contracts to purchase these securities) listed in "Portfolio" for each Trust and any additional securities deposited into each Trust.

   Additional Units of a Trust may be issued at any time by depositing in the Trust (i) additional Securities, (ii) contracts to purchase Securities together with cash or irrevocable letters of credit or (iii) cash (or a letter of credit) with instructions to purchase additional Securities. As additional Units are issued by a Trust, the aggregate value of the Securities will be increased and the fractional undivided interest represented by each Unit will be decreased. The Sponsor may continue to make additional deposits into a Trust following the Initial Date of Deposit provided that the additional deposits will be in amounts which will maintain, as nearly as practicable, the same percentage relationship among the number of shares of each Security in the Trustportfolio that existed immediately prior to the subsequent deposit (except that for the first 90 days these deposits will be in amounts which maintain, as nearly as practicable, the original proportionate relationship among each Security for the Banking Trust). Investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the deposit and the purchase of the Securities and because the Trusts will pay the associated brokerage or acquisition fees.

   Each Unit of a Trust initially offered represents an undivided interest in that Trust. To the extent that any Units are redeemed by the Trustee or additional Units are issued as a result of additional Securities being deposited by the Sponsor, the fractional undivided interest in that Trust represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in the Trust will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.

    Each Trust consists of (a) the Securities (including contracts for the purchase thereof) listed under the applicable "Portfolio" as may continue to be held from time to time in the Trust, (b) any additional Securities acquired and held by the Trust pursuant to the provisions of the Trust Agreement and (c) any cash held in the related Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Securities.

OBJECTIVES AND SECURITIES SELECTION
--------------------------------------------------------------------------------

   Each Trust seeks to increase the value of your investment by investing in a portfolio of common stocks of companies diversified within a particular industry. We cannot guarantee that a Trust will achieve its objective.

   You should note that we applied the selection criteria to the Securities for inclusion in the Trusts as of the Initial Date of Deposit. After this date, the Securities may no longer meet the selection criteria. Should a Security no longer meet the selection criteria, we will generally not remove the Security from its Trust portfolio.

    A balanced investment portfolio incorporates various style and capitalization characteristics. We offer unit trusts with a variety of styles and capitalizations to meet your needs. We determine style characteristics (growth or value) based on the criteria used in selecting the Trust portfolio. Generally, a growth portfolio includes companies in a growth phase of their business with increasing earnings. A value portfolio generally includes companies with low relative price-earnings ratios that we believe are undervalued. We determine market capitalizations as follows based on the weighted median market capitalization of a portfolio: Small-Cap-- less than $1 billion; Mid-Cap-- $1 billion to $5 billion; and Large-Cap-- over $5 billion. We determine all style and capitalization characteristics as of the Initial Date of Deposit and the characteristics may vary thereafter. We will not remove a Security from a Trust as a result of any change in characteristics.

RISK FACTORS
--------------------------------------------------------------------------------

   Price Volatility. The Trusts invest in common stocks of U.S. and foreign companies. The value of Units will fluctuate with the value of these stocks and may be more or less than the price you originally paid for your Units. The market value of common stocks sometimes moves up or down rapidly and unpredictably. Because the Trusts are unmanaged, the Trustee will not sell stocks in response to market fluctuations as is common in managed investments. In addition, because some Trusts hold a relatively small number of stocks, you may encounter greater market risk than in a more diversified investment. As with any investment, we cannot guarantee that the performance of a Trust will be positive over any period of time.

   Dividends. Common stocks represent ownership interests in the issuers and are not obligations of the issuers. Accordingly, common stockholders have a right to receive dividends only after the company has provided for payment of its creditors, bondholders and preferred stockholders. Common stocks do not assure dividend payments. Dividends are paid only when declared by an issuer's board of directors and the amount of any dividend may vary over time.

   Foreign Stocks. Because the Trusts invest in common stocks of foreign companies, they involve additional risks that differ from an investment in domestic stocks. These risks include the risk of losses due to future political and economic developments, international trade conditions, foreign withholding taxes and restrictions on foreign investments and exchange of securities. The Trusts also involve the risk that fluctuations in exchange rates between the U.S. dollar and foreign currencies may negatively affect the value of the stocks. The Trusts involve the risk that information about the stocks is not publicly available or is inaccurate due to the absence of uniform accounting and financial reporting standards. In addition, some foreign securities markets are less liquid than U.S. markets. This could cause the Trusts to buy stocks at a higher price or sell stocks at a lower price than would be the case in a highly liquid market. Foreign securities markets are often more volatile and involve higher trading costs than U.S. markets, and foreign companies, securities markets and brokers are also generally not subject to the same level of supervision and regulation as in the U.S. Certain stocks may be held in the form of American Depositary Receipts or other similar receipts ("ADRs"). ADRs represent receipts for foreign common stock deposited with a custodian (which may include the Trustee). The ADRs in the Trusts trade in the U.S. in U.S. dollars and are registered with the Securities and Exchange Commission. ADRs generally involve the same types of risks as foreign common stock held directly. Some ADRs may experience less liquidity than the underlying common stocks traded in their home market.


   Single Industry. Each Trust invests in a single industry. Any negative impact on the related industry will have a greater impact on the value of Units than on a portfolio diversified over several industries. You should understand the risks of these industries before you invest.

   Energy Issuers. The Global Energy Trust invests in energy companies. Energy companies face risks related to political conditions in oil producing regions (such as the Middle East), the actions of the Organization of Petroleum Exporting Countries (OPEC), the price and worldwide supply of oil and natural gas, the price and availability of alternative fuels, the ability to find and acquire oil and gas reserves that are economically recoverable, operating hazards, government regulation and the level of consumer demand. Political conditions of some oil producing regions have been unstable in the past. Political instability or war in these regions could have a negative impact on your investment. Oil and natural gas prices can be extremely volatile. OPEC controls a substantial portion of world oil production. OPEC may take actions to increase or suppress the price or availability of oil. Various domestic and foreign government authorities and international cartels also impact these prices. Any substantial decline in these prices could have an adverse effect on energy companies. Energy companies depend on their ability to find and acquire additional energy reserves. The exploration and recovery process involves significant operating hazards and can be very costly. A company has no assurance that it will find reserves or that any reserves will be economically recoverable. The industry also faces substantial government regulation, including environmental regulation. These regulations have increased costs and limited production and usage of certain fuels. All of these factors could adversely impact your investment.

   Banking Issuers. The Banking Trust primarily invests in banks, thrifts and their holding companies. These issuers face risks related to general economic conditions, volatile interest rates, economic recession, competition from other financial services companies, government regulation and portfolio concentrations in geographic markets and in commercial and residential real estate loans. Changes in interest rates can significantly impact the operating results of financial institutions. Increased interest rates may increase a bank's interest income but may also increase the interest the bank pays on depository accounts and may lead to a decreased demand for loans. Lower interest rates may lead to increased prepayments on loans. If a loan is paid off early, the lending bank is subject to reinvestment risk to the extent that it is unable to reinvest the prepayments at rates which are comparable to the rates on the prepaid loans. Economic conditions in real estate markets can also significantly impact banks because they often invest substantial assets in loans secured by real estate.

   Federal and state laws regulate financial institutions extensively. Any increase or change in regulations could adversely affect banks and thrifts. In recent years, however, federal legislation has reduced certain barriers to interstate banking and branching by financial institutions. In addition, the Federal Reserve Board has liberalized regulations that limit the ability of nonbank subsidiaries of banks to engage in securities-related businesses. This and any future liberalization of banking regulations could result in increased competition which could negatively impact some companies. Banks also face significant competition from other financial companies that offer a broader array of products such as securities and brokerage companies, credit unions, mortgage banking companies and insurance companies.

   Technology Issuers. The Morgan Stanley High-Technology 35 Indexsm Trust invests in technology companies. These companies face risks related to rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. An unexpected change in technology can have a significant negative impact on a company. The failure of a company to introduce new products or technologies or keep pace with rapidly changing technology, can have a negative impact on the company's results. Technology stocks tend to experience substantial price volatility and speculative trading. Announcements about new products, technologies, operating results or marketing alliances can cause stock prices to fluctuate dramatically. At times, however, extreme price and volume fluctuations are unrelated to the operating performance of a company. This can impact your ability to redeem your Units at a price equal to or greater than what you paid.

   The market for certain products may have only recently begun to develop, is rapidly evolving or is characterized by increasing suppliers. Key components of some technology products are available only from limited sources. This can impact the cost of and ability to acquire these components. Some technology companies serve highly concentrated customer bases with a limited number of large customers. Any failure to meet the standard of these customers can result in a significant loss or reduction in sales. Many products and technologies are incorporated into other products. As a result, some companies are highly dependent on the performance of other technology companies. We cannot guarantee that these customers will continue to place additional orders or will place orders in similar quantities as in the past.


PUBLIC OFFERING
--------------------------------------------------------------------------------


   General. Units are offered at the Public Offering Price which includes the underlying value of the Securities, the initial sales charge, and cash, if any, in the Income and Capital Accounts. The initial sales charge is equal to the difference between the total sales charge (3.25% of the Public Offering Price) and the deferred sales charge ($0.225 per Unit). The deferred sales charge is assessed as described in the "Fee Table". If any deferred sales charge payment date is not a business day, the payment will be charged on the next business day. Units purchased subsequent to the initial deferred sales charge payment will be subject to only that portion of the deferred sales charge payments not yet collected. The maximum sales charge assessed to each Unitholder is 3.25% of the Public Offering Price (3.359% of the aggregate value of the Securities less the deferred sales charge). A portion of the Public Offering Price includes an amount of Securities to pay for all or a portion of the costs incurred in establishing your Trust, including the cost of preparing documents relating to the Trust (such as the prospectus, trust agreement and closing documents, federal and state registration fees, the initial fees and expenses of the Trustee and legal and audit expenses). Beginning on July 21, 1999, the secondary market sales charge will be 2.75% and will not include deferred payments. The initial offering period sales charge is reduced as follows:


       Aggregate
     Dollar Amount
   of Units Purchased*                    Sales Charge
---------------------                     -------------
 $100,000 - $249,999                          3.00%
 $250,000 - $499,999                          2.75
 $500,000 - $999,999                          2.50
  $1,000,000 or more                          2.00
---------------
*The breakpoint sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor.

    Any sales charge reduction is the responsibility of the selling broker, dealer or agent. An investor may aggregate purchases of Units of the Trusts for purposes of qualifying for volume purchase discounts listed above. The reduced sales charge structure will also apply on all purchases by the same person from any one dealer of units of Van Kampen-sponsored unit investment trusts which are being offered in the initial offering period (a) on any one day (the "Initial Purchase Date") or (b) on any day subsequent to the Initial Purchase Date if the units purchased are of a unit investment trust purchased on the Initial Purchase Date. In the event units of more than one trust are purchased on the Initial Purchase Date, the aggregate dollar amount of such purchases will be used to determine whether purchasers are eligible for a reduced sales charge. Such aggregate dollar amount will be divided by the public offering price per unit of each respective trust purchased to determine the total number of units which such amount could have purchased of each individual trust. Purchasers must then consult the applicable trust's prospectus to determine whether the total number of units which could have been purchased of a specific trust would have qualified for a reduced sales charge and the amount of such reduction. To determine the applicable sales charge reduction it is necessary to accumulate all purchases made on the Initial Purchase Date and all purchases made in accordance with (b) above. Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser ("immediate family members") will be deemed to be additional purchases by the purchaser for the purposes of calculating the applicable sales charge. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for one or more trust estate or fiduciary accounts.

   Units may be purchased in the primary or secondary market at the Public Offering Price less the concession the Sponsor typically allows to brokers and dealers for purchases by (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management service, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, (3) any person who for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors or their immediate family members (as described above) and (4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates. Notwithstanding anything to the contrary in this Prospectus, such investors, bank trust departments, firm employees and bank holding company officers and directors who purchase Units through this program will not receive sales charge reductions for quantity purchases.

   A purchaser desiring to purchase during a 13 month period $500,000 or more of any combination of series of Van Kampen unit investment trusts may qualify for a reduced sales charge by signing a nonbinding Letter of Intent with any single broker-dealer. After signing a Letter of Intent, at the date total purchases, less redemptions, of units of any combination of series of Van Kampen unit investment trusts by a purchaser (including units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser under 21 years of age) exceed $500,000, the selling broker-dealer, bank or other will credit the unitholder with cash as a retroactive reduction of the sales charge on such units equal to the amount which would have been paid for the total aggregated sales amount. If a purchase does not complete the required purchases under the Letter of Intent within the 13 month period, no such retroactive sales charge reduction shall be made.

   During the initial offering period, unitholders of any Van Kampen-sponsored unit investment trust may utilize their redemption or termination proceeds to purchase Units of all Trusts at the Public Offering Price per Unit less 1%.

   Employees, officers and directors (including their spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons) of the Van Kampen Funds Inc. and its affiliates, dealers and their affiliates and vendors providing services to the Sponsor may purchase Units at the Public Offering Price less the applicable dealer concession.

   The minimum purchase is 100 Units (25 Units for retirement accounts) but may vary by selling firm. However, in connection with fully disclosed transactions with the Sponsor, the minimum purchase requirement will be that number of Units set forth in the contract between the Sponsor and the related broker or agent.

   Offering Price. The Public Offering Price of Units will vary from the amounts stated under "Summary of Essential Financial Information" in accordance with fluctuations in the prices of the underlying Securities in the Trusts. The initial price of the Securities was determined by Interactive Data Corporation, a firm regularly engaged in the business of evaluating, quoting or appraising comparable securities. The Evaluator will generally determine the value of the Securities as of the Evaluation Time on each business day and will adjust the Public Offering Price of Units accordingly. This Public Offering Price will be effective for all orders received prior to the Evaluation Time on each business day. The Evaluation Time is the close of the New York Stock Exchange on each Trust business day. Orders received by the Trustee or Sponsor for purchases, sales or redemptions after that time, or on a day which is not a business day, will be held until the next determination of price. The term "business day", as used herein and under "Rights of Unitholders--Redemption of Units", excludes Saturdays, Sundays and holidays observed by the New York Stock Exchange.

   The aggregate underlying value of the Securities during the initial offering period is determined on each business day by the Evaluator in the following manner: If the Securities are listed on a national or foreign securities exchange, this evaluation is generally based on the closing sale prices on that exchange (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange, at the closing ask prices. If the Securities are not listed on a national or foreign securities exchange or, if so listed and the principal market therefor is other than on the exchange, the evaluation shall generally be based on the current ask price on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for evaluation). If current ask prices are unavailable, the evaluation is generally determined (a) on the basis of current ask prices for comparable securities, (b) by appraising the value of the Securities on the ask side of the market or (c) by any combination of the above. The value of any foreign securities is based on the applicable currency exchange rate as of the Evaluation Time. The value of the Securities for purposes of secondary market transactions and redemptions is described under "Rights of Unitholders--Redemption of Units".

   In offering the Units to the public, neither the Sponsor nor any broker-dealers are recommending any of the individual Securities but rather the entire pool of Securities in a Trust, taken as a whole, which are represented by the Units.

   Unit Distribution. Units will be distributed to the public by the Sponsor, broker-dealers and others at the Public Offering Price. Units repurchased in the secondary market, if any, may be offered by this Prospectus at the secondary market Public Offering Price in the manner described above.

   The Sponsor intends to qualify Units for sale in a number of states. Brokers, dealers and others will be allowed a concession or agency commission in connection with the distribution of Units during the initial offering period as described below.

         Aggregate Dollar Amount of Units       Concession or Agency
                    Purchased*                       Commission
         --------------------------------       --------------------

         Up to $99,999                                 2.25%
         $100,000 - $249,999                           2.00
         $250,000 - $499,999                           1.90
         $500,000 - $999,999                           1.75
         $1,000,000 or more                            1.40

 ---------------
 *The breakpoint concessions or agency commissions are also applied on a Unit basis using a breakpoint equivalent of $10 per Unit and are applied on whichever basis is more favorable to the distributor.

   In addition to the amounts above, during the initial offering period any firm that distributes 500,000 - 999,999 Units of a trust will receive additional compensation of $.005 per Unit; any firm that distributes 1,000,000 - 1,999,999 Units of such Trust will receive additional compensation of $.01 per Unit; any firm that distributes 2,000,000 - 2,999,999 Units of such Trust will receive additional compensation of $.015 per Unit; any firm that distributes 3,000,000 - 3,999,999 Units of such Trust will receive additional compensation of $.02 per Unit. This additional compensation will be paid by the Sponsor out of its own assets at the end of the initial offering period.

   Any discount provided to investors will be borne by the selling dealer or agent as indicated under "General" above. For transactions involving unitholders of other Van Kampen unit investment trusts who use their redemption or termination proceeds to purchase Units of the Trusts, the total concession or agency commission will amount to 1.50% per Unit. For all secondary market transactions the total concession or agency commission will amount to 70% of the sales charge. Notwithstanding anything to the contrary herein, in no case shall the total of any concessions, agency commissions and any additional compensation allowed or paid to any broker, dealer or other distributor of Units with respect to any individual transaction exceed the total sales charge applicable to such transaction. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time.

   Broker-dealers of the Trusts, banks and/or others may be eligible to participate in a program in which such firms receive from the Sponsor a nominal award for each of their representatives who have sold a minimum number of units of unit investment trusts created by the Sponsor during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales forces of brokers, dealers, banks and/or others may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to such brokers, dealers, banks and/or others that sponsor sales contests or recognition programs conforming to criteria established by the Sponsor, or participate in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such persons at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying entities for certain services or activities which are primarily intended to result in sales of Units of the Trusts. Such payments are made by the Sponsor out of its own assets, and not out of the assets of any Trust. These programs will not change the price Unitholders pay for their Units or the amount that a Trust will receive from the Units sold.

   Sponsor Compensation. The Sponsor will receive a gross sales commission equal to the total sales charge applicable to each transaction. Any sales charge discount provided to investors will be borne by the selling dealer or agent. In addition, the Sponsor will realize a profit or loss as a result of the difference between the price paid for the Securities by the Sponsor and the cost of the Securities to each Trust on the Initial Date of Deposit as well as on subsequent deposits. See "Notes to Portfolios". The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicates or as an agent in a private placement for any of the Securities. The Sponsor may realize profit or loss as a result of the possible fluctuations in the market value of the Securities, since all proceeds received from purchasers of Units are retained by the Sponsor. In maintaining a secondary market, the Sponsor will realize profits or losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes the applicable sales charge) or from a redemption of repurchased Units at a price above or below the purchase price. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934.

   An affiliate of the Sponsor may have participated in a public offering of one or more of the Securities. The Sponsor, an affiliate or their employees may have a long or short position in these Securities or related securities. An affiliate may act as a specialist or market maker for these Securities. An officer, director or employee of the Sponsor or an affiliate may be an officer or director for issuers of the Securities.

   Market for Units. Although it is not obligated to do so, the Sponsor currently intends to maintain a market for Units and to purchase Units at the secondary market repurchase price (which is described under "Right of Unitholders--Redemption of Units"). The Sponsor may discontinue purchases of Units or discontinue purchases at this price at any time. In the event that a secondary market is not maintained, a Unitholder will be able to dispose of Units by tendering them to the Trustee for redemption at the Redemption Price. See "Rights of Unitholders--Redemption of Units". Unitholders should contact their broker to determine the best price for Units in the secondary market. Units sold prior to the time the entire deferred sales charge has been collected will be assessed the amount of any remaining deferred sales charge at the time of sale. The Trustee will notify the Sponsor of any tendered of Units for redemption. If the Sponsor's bid in the secondary market equals or exceeds the Redemption Price per Unit, it may purchase the Units not later than the day on which Units would have been redeemed by the Trustee. The Sponsor may sell repurchased Units at the secondary market Public Offering Price per Unit.

    Tax-Sheltered Retirement Plans. Units are available for purchase in connection with certain types of tax-sheltered retirement plans, including Individual Retirement Accounts for the individuals, Simplified Employee Pension Plans for employees, qualified plans for self-employed individuals, and qualified corporate pension and profit sharing plans for employees. The minimum purchase for these accounts is reduced to 25 Units but may vary by selling firm. The purchase of Units may be limited by the plans' provisions and does not itself establish such plans.

RIGHTS OF UNITHOLDERS
--------------------------------------------------------------------------------

   Distributions. Dividends and any net proceeds from the sale of Securities received by a Trust will be distributed to Unitholders on each Distribution Date to Unitholders of record on the preceding Record Date. These dates are listed under "Summary of Essential Financial Information". A person becomes a Unitholder of record on the date of settlement (generally three business days after Units are ordered). Unitholders may elect to receive distributions in cash or to have distributions reinvested into additional Units. Distributions may also be reinvested into Van Kampen mutual funds. See "Rights of Unitholders--Reinvestment Option".

   Dividends received by a Trust are credited to the Income Account of the Trust. Other receipts (e.g., capital gains, proceeds from the sale of Securities, etc.) are credited to the Capital Account. Proceeds received on the sale of any Securities, to the extent not used to meet redemptions of Units or pay deferred sales charges, fees or expenses, will be distributed to Unitholders. Proceeds received from the disposition of any Securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date. Any distribution to Unitholders consists of each Unitholder's pro rate share of the available cash in the Income and Capital Accounts as of the related Record Date.

   Reinvestment Option. Unitholders may have distributions automatically reinvested in additional Units under the Automatic Reinvestment Option (to the extent Units may be lawfully offered for sale in the state in which the Unitholder resides) through two options. Brokers and dealers can use the Dividend Reinvestment Service through Depository Trust Company or purchase the Automatic Reinvestment Option CUSIP. Unitholders will be subject to the remaining deferred sales charge payments due on Units. To participate in this reinvestment option, a Unitholder must file with the Trustee a written notice of election, together with any certificate representing Units and other documentation that the Trustee may then require, at least five days prior to the related Record Date. A Unitholder's election will apply to all Units owned by the Unitholder and will remain in effect until changed by the Unitholder. If Units are unavailable for reinvestment, distributions will be paid in cash. Purchases of additional Units made pursuant to the reinvestment plan will be made at the net asset value for Units as of the Evaluation Time on the Distribution Date.

   In addition, under the Guaranteed Reinvestment Option Unitholders may elect to have distributions automatically reinvested in certain Van Kampen mutual funds (the "Reinvestment Funds"). Each Reinvestment Fund has investment objectives which differ from those of the Trusts. The prospectus relating to each Reinvestment Fund describes its investment policies and how to begin reinvestment. A Unitholder may obtain a prospectus for the Reinvestment Funds from the Sponsor. Purchases of shares of a Reinvestment Fund will be made at a net asset value computed on the Distribution Date. Unitholders with an existing Guaranteed Reinvestment Option account (whereby a sales charge is imposed on distribution reinvestments) may transfer their existing account into a new account which allows purchases of Reinvestment Fund shares at net asset value.

   A participant may elect to terminate his or her reinvestment plan and receive future distributions in cash by notifying the Trustee in writing no later than five days before a distribution date. The Sponsor, each Reinvestment Fund, and its investment adviser shall have the right to suspend or terminate these reinvestment plans at any time.

   Redemption of Units. A Unitholder may redeem all or a portion of his Units by tender to the Trustee at its Unit Investment Trust Division, 101 Barclay Street, 20th Floor, New York, New York 10286. Certificates must be tendered to the Trustee, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed (or by providing satisfactory indemnity in connection with lost, stolen or destroyed certificates) and by payment of applicable governmental charges, if any. On the seventh day following the tender, the Unitholder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed on the date of tender. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received by the Trustee after the Evaluation Time or on a day which is not a Trust business day, the date of tender is deemed to be the next business day.

   Unitholders tendering 1,000 or more Units of a Trust for redemption may request an in kind distribution of Securities equal to the Redemption Price per Unit on the date of tender. Trusts generally do not offer in kind distributions of portfolio securities that are held in foreign markets. An in kind distribution will be made by the Trustee through the distribution of each of the Securities in book-entry form to the account of the Unitholder's broker-dealer at Depository Trust Company. Amounts representing fractional shares will be distributed in cash. The Trustee may adjust the number of shares of any Security included in a Unitholder's in kind distribution to facilitate the distribution of whole shares.

   The Trustee may sell Securities to satisfy Unit redemptions. To the extent that Securities are redeemed in kind or sold, the size of a Trust will be, and the diversity of a Trust may be, reduced. Sales may be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities at the time of redemption. Special federal income tax consequences will result if a Unitholder requests an in kind distribution. See "Taxation".

   The Redemption Price per Unit and the secondary market repurchase price per Unit are equal to the pro rate share of each Unit in each Trust determined on the basis of (i) the cash on hand in the Trust, (ii) the value of the Securities in the Trust and (iii) dividends receivable on the Securities in the Trust trading ex-dividend as of the date of computation, less (a) amounts representing taxes or other governmental charges payable out of the Trust, (b) the accrued expenses of the Trust and (c) any unpaid deferred sales charge payments. During the initial offering period, the redemption price and the secondary market repurchase price will also include estimated organizational costs. For these purposes, the Evaluator may determine the value of the Securities in the following manner: If the Securities are listed on a national or foreign securities exchange, this evaluation is generally based on the closing sale prices on that exchange (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange, at the closing bid prices. If the Securities are not so listed or, if so listed and the principal market therefore is other than on the exchange, the evaluation may be based on the current bid price on the over-the-counter market. If current bid prices are unavailable or inappropriate, the evaluation may be determined (a) on the basis of current bid prices for comparable securities, (b) by appraising the Securities on the bid side of the market or (c) by any combination of the above. The value of any foreign securities is based on the applicable currency exchange rate as of the Evaluation Time.

   The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or any period during which the SEC determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for other periods as the SEC may permit.

   Certificates. Ownership of Units is evidenced by certificates unless a Unitholder makes a written request to the Trustee that ownership be in book entry form. Units are transferable by making a written request to the Trustee and, in the case of Units in certificate form, by presentation of the certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unitholder must sign the written request, and certificate or transfer instrument, exactly as his name appears on the records of the Trustee and on the face of any certificate with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or a signature guarantee program accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Fractional certificates will not be issued. The Trustee may require a Unitholder to pay a reasonable fee for each certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each transfer or interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.

    Reports Provided. Unitholders will receive a statement of dividends and other amounts received by a Trust for each distribution. Within a reasonable time after the end of each year, each person who was a Unitholder during that year will receive a statement describing dividends and capital received, actual Trust distributions, Trust expenses, a list of the Securities and other Trust information. Unitholders may obtain the Evaluator's evaluations of the Securities upon request.

TRUST ADMINISTRATION
--------------------------------------------------------------------------------

   Portfolio Administration. The Trusts are not managed funds and, except as provided in the Trust Agreement, Securities generally will not be sold or replaced. The Sponsor may, however, direct that Securities be sold in certain limited circumstances to protect the Trust based on advice from the Supervisor. These situations may include events such as the issuer having defaulted on payment of any of its outstanding obligations or the price of a Security has declined to such an extent or other credit factors exist so that in the opinion of the Sponsor retention of the Security would be detrimental to the Trust. In addition, the Trustee may sell Securities to redeem Units or pay Trust expenses or deferred sales charges. The Trustee must reject any offer for securities or property in exchange for the Securities. If securities or property are nonetheless acquired by a Trust, the Sponsor may direct the Trustee to sell the securities or property and distribute the proceeds to Unitholders or to accept the securities or property for deposit in the Trust. Should any contract for the purchase of any of the Securities fail, the Sponsor will (unless substantially all of the moneys held in the Trust to cover the purchase are reinvested in substitute Securities in accordance with the Trust Agreement) refund the cash and sales charge attributable to the failed contract to all Unitholders on or before the next distribution date.

   To the extent practicable, the Supervisor may (but is not obligated to) designate Securities to be sold by the Trustee in order to maintain the proportionate relationship among the number of shares of individual issues of Securities in a Trust. To the extent this is not practicable, the composition and diversity of the Securities in the Trust may be altered. In order to obtain the best price for a Trust, it may be necessary for the Supervisor to specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. In effecting purchases and sales of a Trust's portfolio securities, the Sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the Trusts, the Sponsor or dealers participating in the offering of Units. In addition, in selecting among firms to handle a particular transaction, the Sponsor may take into account whether the firm has sold or is selling units of unit investment trusts which is sponsors.

   Amendment of the Trust Agreement. The Trustee and the Sponsor may amend the Trust Agreement without the consent of Unitholders to correct any provision which may be defective or to make other provisions that will not adversely affect Unitholders (as determined in good faith by the Sponsor and the Trustee). The Trust Agreement may not be amended to increase the number of Units or permit acquisition of securities in addition to or substitution for the Securities (except as provided in the Trust Agreement). The Trustee will notify Unitholders of any amendment.

   Termination. Each Trust will terminate on the Mandatory Termination Date or upon the sale or other disposition of the last Security held in the Trust. A Trust may be terminated at any time with consent of Unitholders representing two-thirds of the outstanding Units or by the Trustee when the value of the Trust is less than $500,000 ($3,000,000 if the value of the Trust has exceeded $15,000,000) (the "Minimum Termination Value"). Unitholders will be notified of any termination. The Trustee may begin to sell Securities in connection with a Trust termination nine business days before, and no later than, the Mandatory Termination Date. Approximately thirty days before this date, the Trustee will notify Unitholders of the termination and provide a form enabling qualified Unitholders to elect an in kind distribution of Securities. See "Rights of Unitholders--Redemption of Units". This form must be returned at least five business days prior to the Mandatory Termination Date. Unitholders will receive a final cash distribution within a reasonable time after the Mandatory Termination Date (unless the Unitholder has elected an in kind distribution or is a participant in the final Rollover). All distributions will be net of Trust expenses and costs. Unitholders will receive a final distribution statement following termination. The Information Supplement contains further information regarding termination of the Trusts. See "Additional Information".

   Limitations on Liabilities. The Sponsor, Evaluator, Supervisor and Trustee are under no liability for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence (negligence in the case of the Trustee) in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee is not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and is not be liable for any action taken by it in good faith under the Trust Agreement. The Trustee is not liable for any taxes or other governmental charges imposed on the Securities, on it as Trustee under the Trust Agreement or on a Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee. The Trustee, Sponsor and Supervisor may rely on any evaluation furnished by the Evaluator and have no responsibility for the accuracy thereof. Determinations by the Evaluator shall be made in good faith upon the basis of the best information available to it.


    Sponsor. Van Kampen Funds Inc., a Delaware corporation, is the Sponsor of the Trust. The Sponsor is an indirect subsidiary of Morgan Stanley Dean Witter & Co. Van Kampen Funds Inc. specializes in the underwriting and distribution of unit investment trusts and mutual funds with roots in money management dating back to 1926. The Sponsor is a member of the National Association of Securities Dealers, Inc. and has offices at One Parkview Plaza, Oakbrook Terrace, Illinois 60181, (630) 684-6000 and 2800 Post Oak Boulevard, Houston, Texas 77056, (713)
993-0500. As of November 30, 1997, the total stockholders' equity of Van Kampen Funds Inc. was $132,381,000 (audited). The Information Supplement contains additional information about the Sponsor.


   If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Trusts as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

   Trustee. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286 (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law. Additional information regarding the Trustee is set forth in the Information Supplement, including the Trustee's qualifications and duties, its ability to resign, the effect of a merger involving the Trustee and the Sponsor's ability to remove and replace the Trustee. See "Additional Information".

   Performance Information. The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on the Trusts and returns over specified time periods on other similar Van Kampen trusts (which may show performance net of expenses and charges which the Trusts would have charged) with returns on other taxable investments such as the common stocks comprising the Dow Jones Industrial Average, the S&P 500, other investment indices, corporate or U.S. government bonds, bank CDs, money market accounts or money market funds, or with performance data from Lipper Analytical Services, Inc., Morningstar Publications, Inc. or various publications, each of which has characteristics that may differ from those of the Trusts. Information on percentage changes in the dollar value of Units may be included from time to time in advertisements, sales literature, reports and other information furnished to current or prospective Unitholders. Total return figures may not be averaged and may not reflect deduction of the sales charge, which would decrease return. No provision is made for any income taxes payable. Past performance may not be indicative of future results. The Trust portfolios are not managed and Unit price and return fluctuate with the value of common stocks in the portfolios, so there may be a gain or loss when Units are sold. As with other performance data, performance comparisons should not be considered representative of the Trust's relative performance for any future period.

TAXATION
--------------------------------------------------------------------------------

   The following is a general discussion of certain of the federal income tax consequences of the purchase, ownership and disposition of the Units of the Trusts. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment within the meaning of Section 1221 of the Internal Revenue Code of 1986 (the "Code")). Unitholders should consult their tax advisers in determining the federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units in the Trust. For purposes of the following discussion and opinion, it is assumed that each Security is equity for federal income tax purposes.

   In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:

   1. The Trust is not an association taxable as a corporation for federal income tax purposes; each Unitholder will be treated as the owner of a pro rata portion of each of the assets of the Trust under the Code; and the income of the Trust will be treated as income of the Unitholders thereof under the Code. Each Unitholder will be considered to have received his pro rata share of income derived from the Trust asset when such income is considered to be received by the Trust.

   2. A Unitholder will be considered to have received all of the dividends paid on his pro rata portion of each Security when such dividends are considered to be received by the Trust regardless of whether such dividends are used to pay a portion of the deferred sales charge. Unitholders will be taxed in this manner regardless of whether distributions from the Trust are actually received by the Unitholder or are automati cally reinvested.

   3. Each Unitholder will have a taxable event when the Trust disposes of a Security (whether by sale, exchange, liquidation, redemption, or otherwise) or upon the sale or redemption of Units by such Unitholder (except to the extent an in kind distribution of stock is received by such Unitholder as described below). The price a Unitholder pays for his Units, generally including sales charges, is allocated among his pro rata portion of each Security held by the Trust (in proportion to the fair market values thereof on the valuation date nearest the date the Unitholder purchase his Units) in order to determine his initial tax basis for his pro rata portion of each Security held by the Trust. Unitholders should consult their own tax advisers with regard to calculation of basis. For federal income tax purposes, a Unitholder's pro rata portion of dividends as defined by Section 316 of the Code paid by a corporation with respect to an Security held by the Trust are taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits". A Unitholder's pro rata portion of dividends paid on such Security which exceeds such current and accumulated earnings and profits will first reduce a Unitholder's tax basis in such Security, and to the extent that such dividends exceed a Unitholder's tax basis in such Security shall generally be treated as capital gain. In general, the holding period for such capital gain will be determined by the period of time a Unitholder has held his Units.

   4. A Unitholder's portion of gain, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital gain, except in the case of a dealer or a financial institution. A Unitholder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital loss (except in the case of a dealer or a financial institution). Unitholders should consult their tax advisers regarding the recognition of such capital gains and losses for federal income tax purposes.

   Deferred Sales Charge. Generally, the tax basis of a Unitholder includes sales charges, and such charges are not deductible. A portion of the sales charge for the Trust is deferred. The income (or proceeds from redemption) a Unitholder must take into account for federal income tax purposes is not reduced by amounts deducted to pay the deferred sales charge. Unitholders should consult their own tax advisers as to the income tax consequences of the deferred sales charge.

   Dividends Received Deduction. A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to such Unitholder's pro rata portion of dividends received by the Trust (to the extent such dividends are taxable as ordinary income, as discussed above, and are attributable to domestic corporations) in the same manner as if such corporation directly owned the Securities paying such dividends (other than corporate Unitholders, such as "S" corporations, which are not eligible for the deduction because of their special characteristics and other than for purposes of special taxes such as the accumulated earnings tax and the personal holding corporation tax). However, a corporation owning Units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under Section 246(c) of the Code). Final regulations have been issued which address special rules that must be considered in determining whether the 46 day holding requirement is met. Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Unitholder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation. To the extent dividends received by the Trust are attributable to foreign corporations, a corporation that owns Units will not be entitled to the dividends received deduction with respect to its pro rata portion of such dividends, since the dividends received deduction is generally available only with respect to dividends paid by domestic corporations. It should be noted that various legislative proposals that would affect the dividends received deduction have been introduced. Unitholders should consult with their tax advisers with respect to the limitations on and possible modifications to the dividends received deduction.

   Limitations on Deductibility of Trust Expenses by Unitholders. Each Unitholder's pro rata share of each expense paid by the Trust is deductible by the Unitholder to the same extent as though the expense had been paid directly by him. It should be noted that as a result of the Tax Reform Act of 1986, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Unitholders may be required to treat some or all of the expenses of the Trust as miscellaneous itemized deductions subject to this limitation. Unitholders should consult with their own tax advisers regarding the deductibility of Trust expenses.

   Recognition of Taxable Gain or Loss Upon Disposition of Securities by the Trust or Disposition of Units. As discussed above, a Unitholder may recognize taxable gain (or loss) when an Security is disposed of by the Trust or if the Unitholder disposes of a Unit. The Taxpayer Relief Act of 1997 (the "1997 Act") provides that for taxpayers other than corporations, net capital gain (which is defined as net long-term capital gain over net short-term capital loss for the taxable year) is subject to a maximum marginal stated tax rate of either 28% or 20%, depending upon the holding periods of the capital assets. Capital gain or loss is long-term if the holding period for the asset is more than one year, and is short-term if the holding period for the asset is one year or less. The date on which a Unit is acquired (i.e., the "trade date") is excluded for purposes for determining the holding period of the Unit. Generally, capital gains realized from assets held for more than one year but not more than 18 months are taxed at a maximum marginal stated tax rate of 28% and capital gains realized from assets (with certain exclusions) held for more than 18 months are taxed at a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). Further, capital gains realized from assets held for one year or less are taxed at the same rates as ordinary income. Legislation is currently pending that provides the appropriate methodology that should be applied in netting the realized capital gains and losses. Such legislation is proposed to be effective retroactively for tax years ending after May 6, 1997. Note also that legislation is currently pending under which net capital gain realized from property (with certain exclusions) held for more than one year (rather than more than 18 months) would be taxed at the maximum marginal stated tax rate of 20% (10% for certain taxpayers) provided by the 1997 Act. Such legislation is proposed to be effective retroactively for amounts properly taken into account on or after January 1, 1998.

   In addition, please note that capital gains may be recharacterized as ordinary income in the case of certain financial transactions that are considered "conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

   If a Unitholder disposes of a Unit he is deemed thereby to have disposed of his entire pro rata interest in all assets of the Trust including his pro rata portion of all Securities represented by a Unit.

   The 1997 Act includes provisions that treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, offsetting notional principal contracts, futures or forward contracts or similar transactions) as constructive sales for purposes of recognition of gain (but not of loss) and for purposes of determining the holding period. Unitholders should consult their own tax advisers with regard to any such constructive sales rules.

   Special Tax Consequences of In Kind Distributions Upon Redemption of Units or Termination of the Trust. As discussed in "Rights of Unitholders--Redemption of Units", under certain circumstances a Unitholder tendering Units for redemption may request an in kind distribution. A Unitholder may also under certain circumstances request an in kind distribution upon the termination of the Trust. See "Rights of Unitholders--Redemption of Units." As previously discussed, prior to the redemption of Units or the termination of the Trust, a Unitholder is considered as owning a pro rata portion of each of the Trust's assets for federal income tax purposes. The receipt of an in kind distribution will result in a Unitholder receiving an undivided interest in whole shares of stock plus, possibly, cash.

   The potential tax consequences that may occur under an in kind distribution with respect to each Security held by the Trust will depend on whether or not a Unitholder receives cash in addition to Securities. An "Security" for this purpose is a particular class of stock issued by a particular corporation. A Unitholder will not recognize gain or loss if a Unitholder only receives Securities in exchange for his or her pro rata portion in the Securities held by the Trust. However, if a Unitholder also receives cash in exchange for a fractional share of Security held by the Trust, such Unitholder will generally recognize gain or loss based upon the difference between the amount of cash received by the Unitholder and his tax basis in such fractional share of Security held by the Trust.

   Because the Trust will own many Securities, a Unitholder who requests an in kind distribution will have to analyze the tax consequences with respect to each Security owned by the Trust. The amount of taxable gain (or loss) recognized upon such exchange will generally equal the sum of the gain (or loss) recognized under the rules described above by such Unitholder with respect to each Security owned by the Trust. Unitholders who request an in kind distribution are advised to consult their tax advisers in this regard.

   Computation of the Unitholder's Tax Basis. Initially, a Unitholder's tax basis in his Units will generally equal the price paid by such Unitholder of his Units. The cost of the Units is allocated among the Securities held in the Trust in accordance with the proportion of the fair market values of such Securities on the valuation date nearest the date the Units are purchased in order to determine such Unitholder's tax basis for his pro rata portion of each Security.

   A Unitholder's tax basis in his Units and his pro rata portion of a Security held by the Trust will be reduced to the extent dividends paid with respect to such Security are received by the Trust which are not taxable as ordinary income as described above.

   General. Each Unitholder will be requested to provide the Unitholder's taxpayer identification number to the Trustee and to certify that the Unitholder has not been notified that payments to the Unitholder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by the Trust to such Unitholder (including amounts received upon the redemption of Units) will be subject to back-up withholding. Distributions by the Trust (other than those that are not treated as United States source income, if any) will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons. Such persons should consult their tax advisers.

   In general, income that is not effectively connected to the conduct of a trade or business within the United States that is earned by non-U.S. Unitholders and derived from dividends of foreign corporations will not be subject to U.S. withholding tax provided that less than 25 percent of the gross income of the foreign corporations for a three-year period ending with the close of its taxable year preceding payment was not effectively connected to the conduct of a trade or business within the United States. In addition, such earnings may be exempt from U.S. withholding pursuant to a specific treaty between the United States and a foreign country. Non-U.S. Unitholders should consult their own tax advisers regarding the imposition of U.S. withholding on distributions from the Trust.

   It should be noted that payments to the Trust of dividends on Securities that are attributable to foreign corporations may be subject to foreign withholding taxes and Unitholders should consult their tax advisers regarding the potential tax consequences relating to the payment of any such withholding taxes by the Trust. Any dividends withheld as a result thereof will nevertheless be treated as income to the Unitholders. Because, under the grantor trust rules, an investor is deemed to have paid directly his share of foreign taxes that have been paid or accrued, if any, an investor may be entitled to a foreign tax credit or deduction for United States tax purposes with respect to such taxes. The 1997 Act imposes a required holding period for such credits.
Investors should consult their tax advisers with respect to foreign withholding taxes and foreign tax credits.

   At the termination of the Trust, the Trustee will furnish to each Unitholder of the Trust a statement containing information relating to the dividends received by the Trust on the Securities, the gross proceeds received by the Trust from the disposition of any Security (resulting from redemption or the sale of any Security), and the fees and expenses paid by the Trust. The Trustee will also furnish annual information returns to Unitholders and to the Internal Revenue Service.

   In the opinion of special counsel to the Trust for New York tax matters, the Trust is not an association taxable as a corporation and the income of the Trust will be treated as the income of the Unitholders under the existing income tax laws of the State and City of New York.

   The foregoing discussion relates only to the tax treatment of U.S. Unitholders ("U.S. Unitholders") with regard to federal and certain aspects of New York State and City income taxes. Unitholders may be subject to taxation in New York or in other jurisdictions and should consult their own tax advisers in this regard. As used herein, the term "U.S. Unitholder" means an owner of a Unit of the Trust that (a) is (i) for United States federal income tax purposes a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source or (b) does not qualify as a U.S. Unitholder in paragraph (a) but whose income from a Unit is effectively connected with such Unitholder's conduct of a United States trade or business. The term also includes certain former citizens of the United States whose income and gain on the Units will be taxable. Unitholders should consult their tax advisers regarding potential foreign, state or local taxation with respect to the Units.

TRUST OPERATING EXPENSES
--------------------------------------------------------------------------------

   Compensation of Sponsor, Supervisor and Evaluator. The Sponsor will not receive any fees in connection with its activities relating to the Trusts. However, the Supervisor and Evaluator, which are affiliates of the Sponsor, will receive the annual fee for portfolio supervisory and evaluation services set forth in the "Fee Table". These fees may exceed the actual costs of providing these services to the Trusts but at no time will the total amount received for supervisory and evaluation services rendered to all Van Kampen unit investment trusts in any calendar year exceed the aggregate cost of providing these services in that year.

   Trustee's Fee. For its services the Trustee will receive the fee from each Trust set forth in the "Fee Table" (which includes the estimated amount of miscellaneous Trust expenses). The Trustee benefits to the extent there are funds in the Capital and Income Accounts since these Accounts are non-interest bearing to Unitholders and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee's compensation for its services to each Trust is expected to result from the use of these funds.

   Miscellaneous Expenses. The following additional charges are or may be incurred by a Trust: (a) normal expenses (including the cost of mailing reports to Unitholders) incurred in connection with the operation of such Trust, (b) fees of the Trustee for extraordinary services, (c) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (d) various governmental charges, (e) expenses and costs of any action taken by the Trustee to protect a Trust and the rights and interests of Unitholders, (f) indemnification of the Trustee for any loss, liability or expenses incurred in the administration of a Trust without negligence, bad faith or wilful misconduct on its part, (g) foreign custodial and transaction fees,
(h) costs associated with liquidating the securities held in a Trust portfolio and (i) expenditures incurred in contacting Unitholders upon termination of a Trust.

   General. During the initial offering period, all of the fees and expenses of a Trust will accrue on a daily basis and will be charged to the Trust at the end of the initial offering period. After the initial offering period, all of the fees and expenses of a Trust will accrue on a daily basis and will be charged to the Trust on a monthly basis.

    The deferred sales charge, fees and expenses are paid out of the Capital Account of the related Trust. When these amounts are paid by or owing to the Trustee, they are secured by a lien on the related Trust's portfolio. It is expected that Securities will be sold to pay these amounts which will result in capital gains or losses to Unitholders. See "Taxation". The Supervisor's, Evaluator's and Trustee's fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index or, if this category is not published, in a comparable category.

OTHER MATTERS
--------------------------------------------------------------------------------

   Legal Opinions. The legality of the Units offered hereby has been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Winston & Strawn has acted as counsel to the Trustee and as special counsel for New York tax matters.

    Independent Certified Public Accountants. The statements of condition and the related portfolios included in this Prospectus have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report in this Prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

   This Prospectus does not contain all the information set forth in the Registration Statement filed by the Trusts with the SEC. The Information Supplement, which has been filed with the SEC, includes more detailed information concerning the Securities, investment risks and general information about the Trusts. The Information Supplement may be obtained by contacting the Trustee at (800) 856-8487 or is available along with other related materials at the SEC's internet site (http://www.sec.gov).

TABLE OF CONTENTS
--------------------------------------------------------------------------------
        TITLE                                    PAGE
        -----                                    ----
   Summary of Essential Financial Information..     2
   Fee Table...................................     3
   Global Energy Trust, Series 6...............     4
   Banking Trust, Series 3.....................     6
   Morgan Stanley High-Technology
      35 Indexsm Trust, Series 3...............     8
   Notes to Portfolios.........................    10
   The Securities..............................    11
   Report of Independent Certified
      Public Accountants.......................    20
   Statements of Condition ....................    21
   The Trusts..................................   A-1
   Objectives and Securities Selection.........   A-1
   Risk Factors................................   A-2
   Public Offering.............................   A-4
   Rights of Unitholders.......................   A-7
   Trust Administration........................  A-10
   Taxation....................................  A-12
   Trust Operating Expenses....................  A-15
   Other Matters...............................  A-16
   Additional Information......................  A-16

                                  PROSPECTUS

--------------------------------------------------------------------------------

                                  JULY 21, 1998

                          Global Energy Trust, Series 6
                             Banking Trust, Series 3
           Morgan Stanley High- Technology 35 Index sm Trust, Series 3

                              Van Kampen Funds Inc.

                               One Parkview Plaza
                        Oakbrook Terrace, Illinois 60181

                             2800 Post Oak Boulevard
                              Houston, Texas 77056

               Please retain this prospectus for future reference.

                                   Van Kampen
                             Information Supplement


                 Van Kampen Equity Opportunity Trust, Series 106


--------------------------------------------------------------------------------

     This Information Supplement provides additional information concerning the risks and operations of the Trust which is not described in the Prospectus. This Information Supplement should be read in conjunction with the Prospectus. This Information Supplement is not a prospectus, does not include all of the information that an investor should consider before investing in a Trust and may not be used to offer or sell Units without the Prospectus. Copies of the Prospectus can be obtained by contacting the Sponsor at One Parkview Plaza, Oakbrook Terrace, Illinois 60181 or by contacting your broker. This Information Supplement is dated as of the date of the Prospectus and all capitalized terms have been defined in the Prospectus.

                                Table of Contents
                                                                 Page
      Risk Factors                                                 2
      The Trusts                                                   7
      Sponsor Information                                          8
      Trustee Information                                          8
      Trust Termination                                            9

RISK FACTORS

     Price Volatility. Because the Trusts invest in common stocks of U.S. and foreign companies, you should understand the risks of investing in common stocks before purchasing Units. These risks include the risk that the financial condition of the company or the general condition of the stock market may worsen and the value of the stocks (and therefore Units) will fall. Common stocks are especially susceptible to general stock market movements. The value of common stocks often rises or falls rapidly and unpredictably as market confidence and perceptions of companies change. These perceptions are based on factors including expectations regarding government economic policies, inflation, interest rates, economic expansion or contraction, political climates and economic or banking crises. The value of Units will fluctuate with the value of the stocks in a Trust and may be more or less than the price you originally paid for your Units. As with any investment, we cannot guarantee that the performance of a Trust will be positive over any period of time. Because the Trusts are unmanaged, the Trustee will not sell stocks in response to market fluctuations as is common in managed investments. In addition, because some Trusts hold a relatively small number of stocks, you may encounter greater market risk than in a more diversified investment.

     Dividends. Common stocks represent ownership interests in a company and are not obligations of the company. Accordingly, common stockholders have a right to receive payments from the company that is subordinate to the rights of creditors, bondholders or preferred stockholders of the company. This means that common stockholders have a right to receive dividends only if a company's board of directors declares a dividend and the company has provided for payment of all of its creditors, bondholders and preferred stockholders. If a company issues additional debt securities or preferred stock, the owners of these securities will have a claim against the company's assets before common stockholders if the company declares bankruptcy or liquidates its assets even though the common stock was issued first. As a result, the company may be less willing or able to declare or pay dividends on its common stock.

     Foreign Stocks. Because certain Trusts invest in foreign common stocks, they involve additional risks that differ from an investment in domestic stocks. Investments in foreign securities may involve a greater degree of risk than those in domestic securities. There is generally less publicly available information about foreign companies in the form of reports and ratings similar to those that are published about issuers in the United States. Also, foreign issuers are generally not subject to uniform accounting, auditing and financial reporting requirements comparable to those applicable to United States issuers. With respect to certain foreign countries, there is the possibility of adverse changes in investment or exchange control regulations, expropriation, nationalization or confiscatory taxation, limitations on the removal of funds or other assets of a Trust, political or social instability, or diplomatic developments which could affect United States investments in those countries. Moreover, industrial foreign economies may differ favorably or unfavorably from the United States' economy in terms of growth of gross national product, rate of inflation, capital reinvestment, resource self-sufficiency and balance of payments position. Foreign securities markets are generally not as developed or efficient as those in the United States. While growing in volume, they usually have substantially less volume than the New York Stock Exchange, and securities of some foreign issuers are less liquid and more volatile than securities of comparable United States issuers. Fixed commissions on foreign exchanges are generally higher than negotiated commissions on United States exchanges. There is generally less government supervision and regulation of securities exchanges, brokers and listed issuers than in the United States.

     Foreign Currencies. Certain Trusts also involve the risk that fluctuations in exchange rates between the U.S. dollar and foreign currencies may negatively affect the value of the stocks. For example, if a foreign stock rose 10% in price but the U.S. dollar gained 5% against the related foreign currency, a U.S. investor's return would be reduced to about 5%. This is because the foreign currency would "buy" fewer dollars or, conversely, a dollar would buy more of the foreign currency. Many foreign currencies have fluctuated widely against the U.S. dollar for a variety of reasons such as supply and demand of the currency, investor perceptions of world or country economies, political instability, currency speculation by institutional investors, changes in government policies, buying and selling of currencies by central banks of countries, trade balances and changes in interest rates. A Trust's foreign currency transactions will be conducted with foreign exchange dealers acting as principals on a spot (i.e., cash) buying basis. These dealers realize a profit based on the difference between the price at which they buy the currency (bid price) and the price at which they sell the currency (offer price). The Evaluator will estimate the currency exchange rates based on current activity in the related currency exchange markets, however, due to the volatility of the markets and other factors, the estimated rates may not be indicative of the rate a Trust might obtain had the Trustee sold the currency in the market at that time.

     Liquidity. Whether or not the stocks in a Trust are listed on a stock exchange, the stocks may delist from the exchange or principally trade in an over-the-counter market. As a result, the existence of a liquid trading market could depend on whether dealers will make a market in the stocks. We cannot guarantee that dealers will maintain a market or that any market will be liquid. The value of the stocks could fall if trading markets are limited or absent.

     Additional Units. The Sponsor may create additional Units of a Trust by depositing into the Trust additional stocks or cash with instructions to purchase additional stocks. A cash deposit could result in a dilution of your investment and anticipated income because of fluctuations in the price of the stocks between the time of the deposit and the purchase of the stocks and because the Trust will pay brokerage fees.

     Voting. Only the Trustee may sell or vote the stocks in a Trust. While you may sell or redeem your Units, you may not sell or vote the stocks in your Trust. The Sponsor will instruct the Trustee how to vote the stocks. The Trustee will vote the stocks in the same general proportion as shares held by other shareholders if the Sponsor fails to provide instructions.

     Year 2000. The Trusts could be negatively impacted if computer systems used by the Sponsor, Evaluator, Supervisor or Trustee or other service providers to the Trusts do not properly process date-related information after January 1, 2000. This is commonly known as the "Year 2000 Problem". The Sponsor, Evaluator, Supervisor and Trustee are taking steps to address this problem and to obtain reasonable assurances that other service providers to the Trusts are taking comparable steps. We cannot guarantee that these steps will be sufficient to avoid any adverse impact on the Trusts. This problem is expected to impact corporations to varying degrees based on factors such as industry sector and degree of technological sophistication. We cannot predict what impact, if any, this problem will have on the issuers of stocks in the Trusts.


   Energy Industry. The Global Energy Trust is concentrated in issuers within the energy industry. A portfolio concentrated in a single industry may present more risk than a portfolio of more broadly diversified investments. The Trust, and therefore Unitholders, may be particularly susceptible to a negative impact resulting from adverse market conditions or other factors affecting issuers in the energy industry because any negative impact on the energy industry will not be diversified among issuers within other unrelated industries. Accordingly, an investment in Units should be made with an understanding of the risks inherent in the energy industry.

   These factors include political conditions in oil producing regions, including the Middle East, the actions of the Organization of Petroleum Exporting Countries (OPEC), the domestic and foreign supply of oil and gas, the level of consumer demand, weather conditions, the price and availability of alternative fuels and overall economic conditions. In addition, various factors, including the capacity and availability of oil and gas gathering systems and pipelines, changes in supply due to drilling by other producers and changes in demand, may have an adverse impact on the issuers of Securities. An issuer's revenues, profitability and liquidity are substantially dependent upon prevailing prices for oil and natural gas which can be extremely volatile and in past years have been depressed by excess total domestic and imported supplies. There can be no assurance that current price levels can be sustained. Prices also are affected by actions of state and local agencies, the United States and foreign governments, and international cartels. Any substantial or extended decline in the price of oil and/or natural gas would have a material adverse effect on the financial condition and results of operations of the issuers of the Securities, including reduced cash flow and borrowing capacity. If market factors were to change dramatically, the financial impact on an issuer could be substantial. The nature of the oil and gas business also involves a variety of risks, including the risks of operating hazards such as fires, explosions, cratering, blow-outs, and encountering formations with abnormal pressures, the occurrence of any of which could have a material adverse impact on the issuers of the Securities. Companies generally maintain insurance against some, but not all, of these risks. The occurrence of a significant event, however, that is not fully insured could have a material adverse effect on a issuer's financial position. In addition, the issuers may engage in oil and gas hedging activities to help reduce exposure to the volatility of oil and gas prices by hedging a portion of its production. These hedging arrangements may have an adverse impact on the financial condition of the issuers under certain circumstances and may limit potential gains by an issuer if the market prices for oil and gas were to rise substantially over the price established by the hedge.

   The future performance of oil and gas issuers is dependent upon the ability to find or acquire additional oil and gas reserves that are economically recoverable. Unless an issuer successfully replaces the reserves that it produces, reserves will decline, resulting eventually in a decrease in oil and gas production and lower revenues and cash flow from operations. There can be no assurance that any issuer will be able to acquire, at acceptable costs, producing oil and gas properties that contain economically recoverable reserves or that it will make such acquisitions at acceptable prices. In addition, exploitation, development and exploration involve numerous risks, including depositional or trapping uncertainties or other conditions that may result in dry holes, the failure to produce oil and gas in commercial quantities and the inability to fully produce discovered reserves.

   The production and sale of oil and gas are subject to a variety of federal, state, local and foreign government regulations, including regulations concerning the prevention of waste, the discharge of materials in the environment, the conservation of oil and natural gas, pollution, permits for drilling operations, drilling bonds, reports concerning operations, the spacing of wells, the unitization and pooling of properties, and various other matters. Such laws and regulations have increased the costs of planning designing, drilling, installing, operating and abandoning oil and gas facilities. Many jurisdictions have imposed limitations on the production of oil and gas by restricting the rate of flow for oil and gas wells below their actual capacity to produce. During recent years there has been significant discussion by legislators concerning a variety of energy tax proposals. May states have raised state taxes on energy sources and additional increases may occur. There can be no assurance that significant costs for compliance will not be incurred by any issuer in the future.

   International investments may represent a significant portion of an issuer's total assets or reserves. Foreign properties, operations or investments may be adversely affected by local political and economic developments, exchange controls, currency fluctuations, royalty and tax increases, retroactive tax claims, expropriation, import and export regulations and other foreign laws or policies as well as by laws and policies of the United States affecting foreign trade, taxation and investment. In addition, in the event of a dispute arising from foreign operations, an issuer may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign person to the jurisdiction of the courts in the United States.

   Banking Issuers. The Banking Trust is concentrated in securities issued by companies in the banking industry. In view of this, an investment in Units should be made with an understanding of the problems and risks inherent in the banking industry in general. Banking institutions are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Economic conditions in the real estate markets can have a significant effect upon banking institutions because they generally have a substantial percentage of their assets invested in loans secured by real estate. Banking institutions are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Regulatory actions, such as increases in minimum capital requirements applicable to commercial banks to the FDIC, can negatively impact earning and the ability of an institution to pay dividends. Furthermore, neither federal insurance or deposits nor governmental regulation, however, ensures the solvency or profitability of banking institutions, or insures against any risk of investment in the securities issued by such institutions.

   Financial institutions and their holding companies are extensively regulated under federal and state laws. As a result, the business, financial condition and prospects of banks can be materially affected not only by management decisions and general economic conditions, but also by applicable statutes and regulations and other regulatory pronouncements and policies promulgated by regulatory agencies with jurisdiction over the banks, such as the Board of Governors of the Federal Reserve System ("FRB"), the Office of the Comptroller of the Currency ("OCC"), the Office of Thrift Supervision ("OTS"), the Federal Deposit Insurance Corporation ("FDIC") and the state banking regulators. The effect of such statutes, regulations, and other pronouncements and policies can be significant, cannot be predicted with a high degree of certainty and can change over time. Furthermore, such statutes, regulations, and other pronouncements and policies are intended to protect depositors and the FDIC's deposit insurance funds, not to protect stockholders. Bank holding companies as well as their subsidiary banks are subject to enforcement actions by their regulators for regulatory violations. In addition to compliance with statutory and regulatory limitations and requirements concerning financial and operating matters, regulated financial institutions must file periodic and other reports and information with their regulators and are subject to examination by each of their regulators.

   The statutory requirements applicable to and regulatory supervision of banking holding companies and their subsidiary banks have increased significantly and have undergone substantial change in recent years. To a great extent, these changes are embodied in the Financial Institutions Reform, Recovery and Enforcement Act ("FIRREA"), enacted in August 1989, the Federal Deposit Insurance Corporations Improvement Act of 1991 ("FDICA"), enacted in December 1991, and the regulations promulgated under FIRREA and FDICIA. The impact of regulations promulgated pursuant to FDICIA on the business and financial condition and prospects of banks cannot be predicted with certainty. Banks currently face significant competition from other financial institutions such as mutual funds, securities and brokerage companies, credit unions, mortgage banking corporations and insurance companies, and increased competition may result from broadening national interstate banking powers and liberalization of certain restrictions on the activities of nonbank subsidiaries of banks. Many of these competitors are much larger in total assets and capitalization, have greater access to capital markets and offer a broader array of financial services than the issuers of the Securities. There can be no assurance that such issuers will be able to compete effectively in their markets, and the results of operations could be adversely affected if circumstances affecting the nature or level of competition change.

   Federal legislation has become effective in recent years which serves to lessen or remove certain legal barriers to interstate banking and branching by financial institutions. The legislation may result in an increase in the nationwide consolidation activity occurring among financial institutions by facilitating interstate bank operations and acquisitions. The legislation does, however, allow states to "opt out" of interstate branching and certain states have opted out of the legislation. The effects of changes in interstate banking cannot be predicted, however, it is likely that there will be increased competition within the regional banking industry which could have an adverse impact on certain issuers. In addition, the Federal Reserve Board has approved applications by bank holding companies to engage, through nonbank subsidiaries, in certain securities-related activities, provided that the subsidiaries would not be "principally engaged" in such activities for purposes of Section 20 of the Glass-Steagall Act. In certain situations, holding companies may be able to use such subsidiaries to underwrite and deal in corporate debt and equity securities. The Federal Reserve Board has recently liberalized the standards used in determining whether a subsidiary is principally engaged in such activities. From time to time bills have been introduced in Congress that would remove many of the Glass-Steagall Act restraints. This and any future liberalization of Glass-Steagall could result in increased competition which could be have an adverse impact on certain issuers. The Sponsor makes no prediction as to what, if any, additional bank regulatory reform might be adopted or what ultimately effect such reform might have on the Banking Trust's portfolio.

   Technology Issuers. The Technology Trust is concentrated in issuers within the technology industry. A portfolio concentrated in a single industry may present more risk than a portfolio broadly diversified over several industries. The Technology Trust, and therefore Unitholders, may be particularly susceptible to a negative impact resulting from adverse market conditions or other factors affecting technology issuers because any negative impact on the technology industry will not be diversified among issuers within other unrelated industries. Accordingly, an investment in Units should be made with an understanding of the characteristics of the technology industry and the risks which such an investment may entail.

   Technology companies generally include companies involved in the development, design, manufacture and sale of computers, computer related equipment, computer networks, communications systems, telecommunications products, electronic products, and other related products, systems and services. The market for technology products and services, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond timely to compete in the rapidly developing marketplace.

   The market for certain technology products and services may have only recently begun to develop, is rapidly evolving and is characterized by an increasing number of market entrants. Additionally, certain technology companies may have only recently commenced operations or offered equity securities to the public. Such companies are in the early stage of development and have a limited operating history on which to analyze future operating results. It is important to note that following its initial public offering a security is likely to experience substantial stock price volatility and speculative trading. Accordingly, there can be no assurance that upon redemption of Units or termination of a Trust a Unitholder will receive an amount greater than or equal to the Unitholder's initial investment.

   Based on trading history, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unitholder to redeem units, or roll over Units into a new trust, at a price equal to or greater than the original price paid for such Units.

   Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or and interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous and constantly developing industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies are incorporated into other related products, certain companies are often highly dependent on the performance of other computer, electronics and communications companies. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders form other customers. Similarly, the success of certain companies is tied to a relatively small concentration of products or technologies with intense competition between companies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.


THE TRUSTS

     In seeking the Trusts' objectives, the Sponsor considered the ability of the Securities to outpace inflation. While inflation is currently relatively low, the United States has historically experienced periods of double-digit inflation. While the prices of securities will fluctuate, over time securities have outperformed the rate of inflation, and other less risky investments, such as government bonds and U.S. Treasury bills. Past performance is, however, no guarantee of future results.

     Investors should note that the above criteria were applied to the Securities for inclusion in the Trusts as of the Initial Date of Deposit. Should a Security no longer meet the criteria used for selection for a Trust, such Security will not as a result thereof be removed from a Trust portfolio.

   Stocks have been acknowledged as one of the best ways to stay ahead of inflation over time. For example, common stocks (as represented by the Standard & Poor's 500 Index) have generally outperformed long-term U.S. Government bonds, U.S. Treasury bills and the rate of inflation over the long-term. Of course, this represents past performance of these categories and there is no guarantee of future results, either of these categories or of the Trust. In addition, the Global Energy Trust seeks to provide access to international markets which have often generated historical returns superior to those in the United States. For example, during 1993-1997, the United States stock market ranked among the top three developed markets in total return only once and never ranked first (measured by the Morgan Stanley Capital International USA Index and MSCI country indexes).

   The Morgan Stanley High-Technology 35 Indexsm ("Tech-35 Index") is the exclusive property of Morgan Stanley and is a service mark of Morgan Stanley and has been licensed for use by the Trust and Van Kampen Funds Inc.

   This fund is not sponsored, endorsed, sold or promoted by Morgan Stanley. Morgan Stanley makes no representation or warranty, express or implied, to the owners of this fund or any member of the public regarding the advisability of investing in funds generally or in this fund particularly or the ability of the Tech-35 Index to track general stock market performance. Morgan Stanley is the licensor of certain trademarks, service marks and trade names of Morgan Stanley and of the Tech-35 Index which is determined, composed and calculated by Morgan Stanley without regard to the issuer of this fund or this fund. Morgan Stanley has no obligation to take the needs of the issuer of this fund or the owners of this fund into consideration in determining, composing or calculating the Tech-35 Index. Morgan Stanley is not responsible for and has not participated in the determination of or the timing of, prices at, or quantities of this fund to be issued or in the determination or calculation of the equation by which Units of this fund is redeemable for cash. Morgan Stanley has no obligation or liability to owners of this fund in connection with the administration, marketing or trading of this fund.

   ALTHOUGH MORGAN STANLEY SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE INDEX FROM SOURCES WHICH MORGAN STANLEY CONSIDERS RELIABLE, NEITHER MORGAN STANLEY NOR ANY OTHER PARTY GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA INCLUDED THEREIN. NEITHER MORGAN STANLEY NOR ANY OTHER PARTY MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, LICENSEE'S CUSTOMERS AND COUNTERPARTIES, OWNERS OF THE FUND, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE. NEITHER MORGAN STANLEY NOR ANY OTHER PARTY MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND MORGAN STANLEY HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL MORGAN STANLEY OR ANY OTHER PARTY HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

SPONSOR INFORMATION


    Van Kampen Funds Inc., a Delaware corporation, is the Sponsor of the Trust. The Sponsor is an indirect subsidiary of Van Kampen Investments Inc. Van Kampen Investments Inc. is a wholly owned subsidiary of MSAM Holdings II, Inc., which in turn is a wholly owned subsidiary of Morgan Stanley Dean Witter & Co. ("MSDW").

     MSDW, together with various of its directly and indirectly owned subsidiaries, is engaged in a wide range of financial services through three primary businesses: securities, asset management and credit services. These principal businesses include securities underwriting, distribution and trading; merger, acquisition, restructuring and other corporate finance advisory activities; merchant banking; stock brokerage and research services; asset management; trading of futures, options, foreign exchange commodities and swaps (involving foreign exchange, commodities, indices and interest rates); real estate advice, financing and investing; global custody, securities clearance services and securities lending; and credit card services.

     Van Kampen Funds Inc. specializes in the underwriting and distribution of unit investment trusts and mutual funds with roots in money management dating back to 1926. The Sponsor is a member of the National Association of Securities Dealers, Inc. and has offices at One Parkview Plaza, Oakbrook Terrace, Illinois 60181, (630) 684-6000 and 2800 Post Oak Boulevard, Houston, Texas 77056, (713)
993-0500. As of November 30, 1997, the total stockholders' equity of Van Kampen Funds Inc. was $132,381,000 (audited). (This paragraph relates only to the Sponsor and not to the Trust or to any other Series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)

     As of September 30, 1997, the Sponsor and its Van Kampen affiliates managed or supervised approximately $65.3 billion of investment products, of which over $10.85 billion is invested in municipal securities. The Sponsor and its Van Kampen affiliates managed $54 billion of assets, consisting of $34.3 billion for 55 open-end mutual funds (of which 45 are distributed by Van Kampen Funds Inc.) $14.2 billion for 37 closed-end funds and $5.5 billion for 106 institutional accounts. The Sponsor has also deposited approximately $26 billion of unit investment trusts. All of Van Kampen's open-end funds, closed-ended funds and unit investment trusts are professionally distributed by leading financial firms nationwide. Based on cumulative assets deposited, the Sponsor believes that it is the largest sponsor of insured municipal unit investment trusts, primarily through the success of its Insured Municipals Income Trust(R) or the IM-IT(R) trust. The Sponsor also provides surveillance and evaluation services at cost for approximately $13 billion of unit investment trust assets outstanding. Since 1976, the Sponsor has serviced over two million investor accounts, opened through retail distribution firms.


    If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Trusts as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

TRUSTEE INFORMATION

     The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286 (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

    The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Securities for the Trust portfolios.

    In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for each Trust. Such records shall include the name and address of, and the number of Units of each Trust held by, every Unitholder. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Securities held in each Trust.

     Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of its responsibilities created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

     Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

TRUST TERMINATION

     A Trust may be liquidated at any time by consent of Unitholders representing 66 2/3% of the Units of such Trust then outstanding or by the Trustee when the value of the Securities owned by a Trust, as shown by any evaluation, is less than $500,000 ($3,000,000 if the value of the Trust has exceeded $15,000,000). A Trust will be liquidated by the Trustee in the event that a sufficient number of Units of such Trust not yet sold are tendered for redemption by the Sponsor, so that the net worth of such Trust would be reduced to less than 40% of the value of the Securities at the time they were deposited in such Trust. If a Trust is liquidated because of the redemption of unsold Units by the Sponsor, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement will terminate upon the sale or other disposition of the last Security held thereunder, but in no event will it continue beyond the Mandatory Termination Date.

     Commencing during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date, Securities will begin to be sold in connection with the termination of the Trusts. The Sponsor will determine the manner, timing and execution of the sales of the Securities. The Sponsor shall direct the liquidation of the Securities in such manner as to effectuate orderly sales and a minimal market impact. In the event the Sponsor does not so direct, the Securities shall be sold within a reasonable period and in such manner as the Trustee, in its sole discretion, shall determine. At least 30 days before the Mandatory Termination Date the Trustee will provide written notice of any termination to all Unitholders of the appropriate Trust and in the case of a Trust will include with such notice a form to enable Unitholders owning 1,000 or more Units to request an in kind distribution of the U.S.-traded Securities. To be effective, this request must be returned to the Trustee at least five business days prior to the Mandatory Termination Date. On the Mandatory Termination Date (or on the next business day thereafter if a holiday) the Trustee will deliver each requesting Unitholder's pro rata number of whole shares of the U.S.-traded Securities in a Trust to the account of the broker-dealer or bank designated by the Unitholder at Depository Trust Company. The value of the Unitholder's fractional shares of the Securities will be paid in cash. Unitholders with less than 1,000 Units, Unitholders in a Trust with 1,000 or more Units not requesting an in kind distribution will receive a cash distribution from the sale of the remaining Securities within a reasonable time following the Mandatory Termination Date. Regardless of the distribution involved, the Trustee will deduct from the funds of the appropriate Trust any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee, costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Securities in a Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. The Trustee will then distribute to each Unitholder of each Trust his pro rata share of the balance of the Income and Capital Accounts of such Trust.

     Within 60 days of the final distribution Unitholders will be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion will determine that any amounts held in reserve are no longer necessary, it will make distribution thereof to Unitholders in the same manner.

    This Amendment of Registration Statement comprises the following papers and documents:

         The facing sheet
         The Cross-Reference Sheet
         The Prospectus
         The signatures
         The consents of independent public accountants and legal counsel

The following exhibits:

1.1  Copy of Trust Agreement.

3.1 Opinion and consent of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to the Federal Income tax status of securities being registered.

3.3 Opinion and consent of counsel as to New York tax status of securities being registered.

4.1  Consent of Interactive Data Corporation.

4.2  Consent of Independent Certified Public Accountants.

EX-27  Financial Data Schedules.

                                   SIGNATURES

    The Registrant, Van Kampen Equity Opportunity Trust, Series 106, hereby identifies Van Kampen Merritt Equity Opportunity Trust, Series 1, Series 2, Series 4 and Series 7 and Van Kampen American Capital Equity Opportunity Trust, Series 13, Series 14, Series 57 and Series 89 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

    Pursuant to the requirements of the Securities Act of 1933, the Registrant, Van Kampen Equity Opportunity Trust, Series 106 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 21st day of July, 1998.

                              Van Kampen Equity Opportunity Trust, Series 106

                              By Van Kampen Funds Inc.

                              By GINA M. COSTELLO
                                 Assistant Secretary

    Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on July 21, 1998 by the following persons who constitute a majority of the Board of Directors of Van Kampen Funds Inc.

SIGNATURE                TITLE

Don G. Powell            Chairman and Chief Executive  )
                         Officer                       )

John H. Zimmerman        President and Chief Operating )
                         Officer                       )

Ronald A. Nyberg         Executive Vice President and  )
                         General Counsel               )

William R. Rybak         Executive Vice President and  )
                         Chief Financial Officer       )

GINA M. COSTELLO         (Attorney-in-fact*)

--------------------------------------------------------------------------------
         *An executed copy of each of the related powers of attorney is filed herewith or was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of Van Kampen American Capital Equity Opportunity Trust, Series 64 (File No. 333-33087) and Van Kampen American Capital Equity Opportunity Trust, Series 87 (File No. 333-44581) and the same are hereby incorporated herein by this reference.